BMO Financial Group Reports Second Quarter 2021 Results

REPORT TO SHAREHOLDERS

BMO’s Second Quarter 2021 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended April 30, 2021, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

Second Quarter 2021 Compared With Second Quarter 2020:

•	Net income of $1,303 million, an increase from $689 million; adjusted net income[1,4] of $2,095 million, an increase from $715 million

•	Reported EPS[2] of $1.91, an increase from $1.00; adjusted EPS[1,2,4] of $3.13, an increase from $1.04

•	Provision for credit losses (PCL) of $60 million, compared with $1,118 million

•	Reported net efficiency ratio[3] of 69.3%, compared with 64.4%; adjusted net efficiency ratio[1,3,4] of 56.6%, compared with 63.8%

•	Return on equity (ROE) of 10.2%, an increase from 5.3%; adjusted ROE[1,4] of 16.7%, an increase from 5.5%

•	Common Equity Tier 1 Ratio of 13.0%, an increase from 11.0% in the prior year

Year-to-Date 2021 Compared With Year-to-Date 2020:

•	Net income of $3,320 million, an increase from $2,281 million; adjusted net income[1,4] of $4,133 million, an increase from $2,332 million

•	Reported EPS[2] of $4.93, an increase from $3.37; adjusted EPS[1,2,4] of $6.19, an increase from $3.45

•	PCL of $216 million, compared with $1,467 million

•	Reported net efficiency ratio[3] of 63.0%, compared with 62.5%; adjusted net efficiency ratio[1,3,4] of 56.4%, compared with 62.0%

•	ROE of 13.0%, an increase from 9.2%; adjusted ROE[1,4] of 16.3%, an increase from 9.4%

•	Common Equity Tier 1 Ratio of 13.0%, an increase from 11.0% in the prior year

Toronto, May 26, 2021 – For the second quarter ended April 30, 2021, BMO Financial Group recorded net income of $1,303 million or $1.91 per share on a reported basis, and net income of $2,095 million or $3.13 per share on an adjusted basis.

“This quarter, we continued to deliver very strong results with all of our businesses performing well. For the first half of the year, adjusted pre-provision pre-tax earnings of $5.5 billion increased 27% from a year ago, driven by revenue growth of 11% reflecting the benefits of our diversified business model, and very strong operating leverage. We enter the second half of the year with strong momentum,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We are continuing to build a strong, competitive bank, allocating capital to businesses that are positioned to grow and deliver strong returns, and we are highly focused on continuously improving our performance. Return on equity increased to 16.7%, we improved our efficiency ratio to 56.6% and strengthened our CET1 ratio to 13.0%, all underpinned by our strong balance sheet and differentiated risk and credit performance.”

“In addition to strong financial performance, we are delivering on our commitments for a sustainable future. This quarter, we declared our ambition to be our clients’ lead partner in the transition to a net zero world and we are supporting key organizations that are helping reduce health care disparities, including global emergency COVID-19 relief efforts.”

“We are executing against a consistent, purpose-driven strategy – which for us means winning together with our customers, our communities, our employees and our shareholders,” concluded Mr. White.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
(4)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business to Ameriprise Financial, Inc., a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

Note:	All ratios and percentage changes in this document are based on unrounded numbers.

On April 12, 2021, the bank announced that we had reached a definitive agreement with Ameriprise Financial, Inc. to sell the entities that represent our EMEA Asset Management business, subject to regulatory approvals and other customary closing conditions. In addition, the transaction includes the opportunity for certain BMO U.S. asset management clients to move to Columbia Threadneedle Investments, subject to client consent. The transaction is expected to close in the fourth quarter of calendar 2021. On April 30, 2021, we completed the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group. These transactions support BMO’s goals to optimize efficiency and to focus capital and investment in areas where we have an advantaged market position, including our North American Wealth Management business.

Adjusted net income in the current quarter excluded the impact of divestitures of $772 million ($771 million pre-tax), including a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. Both periods also excluded the amortization of acquisition-related intangible assets and acquisition integration costs. Reported and adjusted net income increased from the prior year, driven by net revenue growth of 16%, higher expenses and lower provisions for credit losses. Net income increased in all operating groups.

Return on equity (ROE) was 10.2%, an increase from 5.3% in the prior year, and adjusted ROE was 16.7%, an increase from 5.5%. Return on tangible common equity (ROTCE) was 11.8%, an increase from 6.4% in the prior year, and adjusted ROTCE was 19.1%, an increase from 6.4%.

Concurrent with the release of results, BMO announced a third quarter 2021 dividend of $1.06 per common share, unchanged from the prior quarter and the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

Second Quarter Performance Review

Canadian P&C

Reported net income was $764 million and adjusted net income was $765 million, both increasing $402 million from the prior year. Results were driven by a 9% increase in revenue with higher non-interest revenue and net interest income, lower expenses and a decrease in the provision for credit losses.

During the quarter, we were recognized for our digital capabilities that help customers make real financial progress, including two digital innovation awards for BMO CashTrack, an artificial intelligence-driven capability that provides customers with financial insights to predict cash shortfalls up to seven days in advance. The solution was recognized with a 2020 BAI Global Innovation Award and won a 2021 Celent Model Bank Award for financial wellness. In addition, in its inaugural mobile banking ratings, Insider Intelligence ranked BMO first for digital money management, security and alerts. These awards recognize the positive impact of our digital-first approach on our customers’ banking experience.

U.S. P&C

Reported net income was $542 million, an increase of $203 million or 60% from the prior year, and adjusted net income was $547 million, an increase of $198 million or 57%.

Reported net income was US$434 million, an increase of US$188 million or 76% from the prior year, and adjusted net income was US$439 million, an increase of US$186 million or 73%. Results were driven by a 4% increase in revenue with higher net interest income and non-interest revenue, lower expenses and lower provisions for credit losses.

During the quarter, BMO Harris Bank was recognized on Forbes’ 2020 list of the World’s Best Banks for the second consecutive year. The list is based on a survey of more than 40,000 customers in 23 countries on their current and former banking relationships, who ranked banks on key attributes, including trust, fees, digital services and financial advice. BMO’s digital capabilities were referenced as critical to scores in Forbes’ summary of the results.

BMO Wealth Management

Reported net income was $346 million, an increase of $202 million from the prior year, and adjusted net income was $353 million, an increase of $200 million. Results were driven by higher net revenue, higher expenses and lower provisions for credit losses. Traditional Wealth reported net income was $296 million, an increase of $136 million or 85%, and adjusted net income was $303 million, an increase of $134 million or 79%, driven by higher revenue, primarily from growth in client assets, including stronger global markets, the impact of a legal provision in the prior year and higher online brokerage transaction volumes. Insurance net income was $50 million, compared with a net loss of $16 million in the prior year, primarily due to unfavourable market movements in the prior year.

During the quarter, BMO InvestorLine announced the launch of adviceDirect Premium, a new offering designed to meet more complex needs of our self-directed clients. This hybrid solution combines the strong technology of our advice engine with planning and human support as clients’ needs evolve. In addition, our Canadian Asset Management business launched four new Exchange Traded Funds (ETFs), including a new Environmental, Social, and Governance (ESG) ETF that further advances our ESG ETF lineup to meet the demands of investors.

BMO Capital Markets

Reported net income was $563 million, compared with a reported net loss of $74 million in the prior year, and adjusted net income was $570 million, compared with a net loss of $68 million. Results were driven by strong revenue performance in Global Markets and Investment and Corporate Banking in the current quarter, higher employee-related expenses given business performance, and a recovery of the provision for credit losses, compared with elevated levels of provisions for credit losses in the prior year. The prior year included negative impacts related to equity linked notes-related businesses, the widening of credit and funding spreads on derivative valuation adjustments and markdowns on the held-for-sale loan portfolio.

1 BMO Financial Group Second Quarter Report 2021

As a global industry leader in sustainability, we acted as Joint Bookrunner and Green Structuring Agent on the first labelled green loan in Canada, to Atlantic Packaging Products. This loan was completed in partnership with BMO’s Sustainable Finance team and Canadian Commercial Banking, with proceeds to be used to support the client’s construction of a new 100% recycled containerboard facility. As part of BMO’s Trees from Trades initiative, our Fixed Income Currencies and Commodities group committed on Earth Day 2021 to funding reforestation with every dollar of fixed income securities and ESG framework securities traded on the BMO Capital Markets desk, which contributed to the planting of 100,000 trees. Tree planting will be carried out in partnership with Priceless Planet Coalition and tentree.

Corporate Services

Reported net loss for the quarter was $912 million and adjusted net loss was $140 million, compared with a reported and adjusted net loss of $82 million in the prior year. Adjusted results for the quarter excluded the write-down of goodwill related to the announced sale of our EMEA Asset Management business and a net gain on the sale of our Private Banking business in Hong Kong and Singapore, as well as divestiture-related costs for both transactions. Adjusted results decreased, due to lower revenue and higher expenses, partially offset by the impact of a less favourable tax rate in the prior year.

Adjusted results in this Second Quarter Performance Review section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The order in which the impact on net income is discussed in this section, and elsewhere in the MD&A, follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.0% as at April 30, 2021, an increase from 12.4% at the end of the first quarter of fiscal 2021, due to internal capital generation and lower source currency risk-weighted assets. The write-down of goodwill related to the announced sale of our EMEA Asset Management business was offset by a lower goodwill capital deduction, and therefore did not impact the current quarter CET1 Ratio.

Credit Quality

Total provision for credit losses was $60 million, a decrease of $1,058 million from $1,118 million in the prior year. The total provision for credit losses ratio was 5 basis points, compared with 94 basis points in the prior year. The provision for credit losses on impaired loans was $155 million, a decrease of $258 million from $413 million in the prior year, largely due to lower commercial provisions in the P&C businesses and in BMO Capital Markets. The provision for credit losses on impaired loans ratio was 13 basis points, compared with 35 basis points in the prior year. There was a $95 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $705 million provision in the prior year. The $705 million provision for credit losses on performing loans in the prior year was primarily based on the weaker economic outlook, while the $95 million recovery of the provision in the current quarter reflected positive credit migration and an improving economic outlook, partially offset by a more severe adverse scenario.

Refer to the Accounting Policies and Critical Accounting Estimates section and Note 3 in our unaudited interim consolidated financial statements for further information on the allowance for credit losses as at April 30, 2021.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Caution

The extent to which the COVID-19 pandemic impacts BMO’s business, results of operations, reputation and financial performance and condition, including its regulatory capital and liquidity ratios, and credit ratings, as well as its impact on our customers, competitors and trading exposures, and the potential for loss from higher credit, counterparty and mark-to-market losses will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governments, and governmental and regulatory authorities, which could vary by country and region, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact our ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives.

For additional information, refer to the Top and Emerging Risks That May Affect Future Results section on page 31 in this document.

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Second Quarter Report 2021 2

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at May 26, 2021. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2021, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2020, and the MD&A for fiscal 2020, contained in BMO’s 2020 Annual Report.

BMO’s 2020 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

4	Caution Regarding Forward-Looking Statements			28	Transactions with Related Parties
5	Economic Review and Outlook			28	Off-Balance Sheet Arrangements
6	Financial Highlights			28	Accounting Policies and Critical Accounting Estimates
7	Non-GAAP Measures				28	Allowance for Credit Losses
8	Foreign Exchange			30	Changes in Accounting Policies
9	Net Income			30	Future Changes in Accounting Policies
9	Revenue			30	Other Regulatory Developments
11	Provision for Credit Losses			31	Risk Management
12	Impaired Loans				31	Top and Emerging Risks that May Affect Future Results
12	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				31	Market Risk
12	Non-Interest Expense				33	Liquidity and Funding Risk
12	Income Taxes				35	Credit Ratings
13	Balance Sheet				40	European Exposures
14	Capital Management			41	Enhanced Disclosure Task Force
17	Review of Operating Groups’ Performance			43	Interim Consolidated Financial Statements
	17	Personal and Commercial Banking (P&C)			43	Consolidated Statement of Income
		18	Canadian Personal and Commercial Banking (Canadian P&C)		44	Consolidated Statement of Comprehensive Income
		20	U.S. Personal and Commercial Banking (U.S. P&C)		45	Consolidated Balance Sheet
	22	BMO Wealth Management			46	Consolidated Statement of Changes in Equity
	24	BMO Capital Markets			47	Consolidated Statement of Cash Flows
	26	Corporate Services			48	Notes to Consolidated Financial Statements
27	Summary Quarterly Earnings Trends			67	Investor and Media Presentation

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2021, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2021, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

3 BMO Financial Group Second Quarter Report 2021

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2021 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, the expected impact of the COVID-19 pandemic on our business, operations, earnings, results, and financial performance and condition, as well as its impact on our customers, competitors, reputation and trading exposures, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: the severity, duration and spread of the COVID-19 pandemic, its impact on local, national or international economies, and its heightening of certain risks that may affect our future results; the possible impact on our business and operations of outbreaks of disease or illness that affect local, national or international economies; general economic and market conditions in the countries in which we operate; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; changes in monetary, fiscal, or economic policy, and tax legislation and interpretation; interest rate and currency value fluctuations, as well as benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to or affecting economic or trade matters; the Canadian housing market and consumer leverage; climate change and other environmental and social risks; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that starts on page 73 of BMO’s 2020 Annual Report, and the Risk Management section that starts on page 31 in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2020 Annual Report and updated in the Economic Review and Outlook section set forth in this document, as well as in the Allowance for Credit Losses section on page 114 of BMO’s 2020 Annual Report and the Allowance for Credit Losses section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Review and Outlook and Allowance for Credit Losses sections.

BMO Financial Group Second Quarter Report 2021 4

Economic Review and Outlook

After contracting 5.4% in calendar 2020, Canada’s economy is expected to expand 6.0% in calendar 2021, the most since 1973. This is despite economic growth likely stalling in the second calendar quarter of 2021, in response to new restrictions put in place to supress a recent resurgence in COVID-19 cases. The economy showed surprising resilience at the turn of the year to earlier restrictions, with support from higher commodity prices, stronger U.S. demand, and record housing market activity amid low interest rates and changes spurred by remote working. Assuming the current virus outbreak is soon brought under control due to a now accelerating vaccine program, the economy is projected to return to very strong growth in the second half of 2021. Activity will be assisted by new measures introduced in the federal budget, material household savings, and substantial pent-up demand for travel, dining and personal-care services. Exports should also benefit from a strengthening global economy, with the Euro Area anticipated to rebound from recession. Housing market activity is likely to remain elevated, though some moderation is expected due to weakening affordability and policy measures, including the Office of the Superintendent of Financial Institutions’ higher minimum qualifying rate on uninsured mortgages. The unemployment rate is expected to decline from 8.1% in April 2021 to 6.6% in December 2021, before returning to pre-pandemic levels of 5.6% at the end of 2022. Elevated unemployment will likely encourage the Bank of Canada to hold the overnight policy rate near zero through next year. Supported by the runup in commodity prices, the Canadian dollar is one of the best-performing currencies this year, and it is projected to further strengthen modestly to 85 cents, compared with the U.S. dollar, by the end of 2022. Industry-wide residential mortgage balances continue to rise strongly in response to low mortgage rates and increased demand for more spacious homes from remote workers, though growth is projected to moderate alongside the overall housing market in coming quarters. While growth in consumer credit balances (excluding mortgages) remains weak due to restrained consumer spending, it is anticipated to improve along with spending over the rest of 2021. Industry-wide business credit is expected to increase moderately in 2021 as business confidence and spending improve.

The U.S. economy weathered the pandemic better than most advanced countries, contracting 3.5% in calendar 2020, and it is expected to grow 6.5% in calendar 2021, the fastest pace in nearly four decades. The economy withstood another round of new restrictions in early winter and is now quickly reopening, due to the ongoing vaccination program. Substantial fiscal stimulus, pent-up demand, and elevated household savings are expected to drive activity this year. Two rounds of fiscal stimulus amounting to more than 12% of GDP have been passed in recent months, and the President’s proposed American Jobs Plan and American Families Plan, with a focus on infrastructure projects, child care, and education, could provide additional support in coming years, though with an offset from higher corporate and top-personal income taxes. Business spending is on an upswing, with non-residential investment in the first calendar quarter of 2021 surpassing pre-pandemic levels. Housing market activity is expected to remain strong in 2021, due to low interest rates. The unemployment rate is projected to fall from 6.1% in April 2021 to 4.5% in December 2021, one percentage point above pre-pandemic levels. The Federal Reserve is expected to hold policy rates steady until 2023, to support the recovery and lift inflation temporarily above the 2% target. Longer-term Treasury yields are projected to further increase moderately in response to the strong economic recovery and higher inflation. Industry-wide residential mortgage growth will likely remain brisk due to supportive housing market activity, while recent modest consumer credit growth should benefit from increased personal spending. Industry-wide business credit is expected to resume growth in 2021, as confidence and investment strengthen.

The unpredictable course of the pandemic subjects the economic outlook to a high degree of uncertainty that is likely to persist until vaccines are more widely distributed to the population. A more severe mutation of the virus, delays in vaccine supply, or an increase in vaccine hesitancy could prolong the pandemic and lead to aggressive shutdowns of business activity, potentially causing a sustained economic contraction. Other risks to the economy stem from U.S./China tensions leading to disruptive trade policies, turbulence in some emerging market economies amid rising global interest rates, and the potential for higher inflation due to excessive policy stimulus. Escalating house prices, notably in Canada, could also leave the economy vulnerable to a correction in the housing market.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

5 BMO Financial Group Second Quarter Report 2021

Financial Highlights

(Canadian $ in millions, except as noted)	Q2-2021	Q1-2021	Q2-2020	YTD-2021	YTD-2020
Summary Income Statement
Net interest income	3,455	3,578	3,518	7,033	6,906
Non-interest revenue	2,621	3,397	1,746	6,018	5,105
Revenue (1)	6,076	6,975	5,264	13,051	12,011
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(283)	601	(197)	318	519
Revenue, net of CCPB	6,359	6,374	5,461	12,733	11,492
Provision for credit losses on impaired loans	155	215	413	370	737
Provision for (recovery of) credit losses on performing loans	(95)	(59)	705	(154)	730
Total provision for credit losses	60	156	1,118	216	1,467
Non-interest expense (1)	4,409	3,613	3,516	8,022	7,185
Provision for income taxes	587	588	138	1,175	559
Net income attributable to equity holders of the bank	1,303	2,017	689	3,320	2,281
Adjusted net income (1)	2,095	2,038	715	4,133	2,332
Common Share Data ($, except as noted)
Earnings per share	1.91	3.03	1.00	4.93	3.37
Adjusted earnings per share	3.13	3.06	1.04	6.19	3.45
Earnings per share growth (%)	91.4	27.5	(56.0)	46.3	(25.7)
Adjusted earnings per share growth (%)	201.9	26.8	(55.0)	79.4	(25.4)
Dividends declared per share	1.06	1.06	1.06	2.12	2.12
Book value per share	76.72	77.76	77.99	76.72	77.99
Closing share price	116.01	95.12	70.77	116.01	70.77
Number of common shares outstanding (in millions)
End of period	647.3	646.9	639.6	647.3	639.6
Average diluted	648.1	647.4	640.2	647.7	640.5
Total market value of common shares ($ billions)	75.1	61.5	45.3	75.1	45.3
Dividend yield (%)	3.7	4.5	6.0	3.7	6.0
Dividend payout ratio (%)	55.5	35.0	106.4	42.9	62.8
Adjusted dividend payout ratio (%)	33.8	34.6	102.2	34.2	61.3
Financial Measures and Ratios (%)
Return on equity	10.2	15.7	5.3	13.0	9.2
Adjusted return on equity	16.7	15.8	5.5	16.3	9.4
Return on tangible common equity	11.8	18.2	6.4	15.0	11.0
Adjusted return on tangible common equity	19.1	18.2	6.4	18.7	11.0
Net income growth	89.0	26.7	(53.9)	45.5	(24.1)
Adjusted net income growth	193.0	26.0	(53.0)	77.2	(23.8)
Revenue growth	15.4	3.4	(15.3)	8.7	(5.6)
Revenue growth, net of CCPB	16.4	5.7	(3.4)	10.8	2.2
Adjusted revenue growth, net of CCPB	15.9	5.7	(3.4)	10.5	2.2
Non-interest expense growth	25.4	(1.5)	(2.2)	11.7	0.5
Adjusted non-interest expense growth	2.8	(1.4)	(2.2)	0.7	0.5
Efficiency ratio, net of CCPB	69.3	56.7	64.4	63.0	62.5
Adjusted efficiency ratio, net of CCPB	56.6	56.3	63.8	56.4	62.0
Operating leverage, net of CCPB	(9.0)	7.2	(1.2)	(0.9)	1.7
Adjusted operating leverage, net of CCPB	13.1	7.1	(1.2)	9.8	1.7
Net interest margin on average earning assets	1.59	1.59	1.69	1.59	1.68
Effective tax rate	31.1	22.6	16.6	26.2	19.7
Adjusted effective tax rate	22.1	22.6	16.7	22.3	19.7
Total PCL-to-average net loans and acceptances (annualized)	0.05	0.14	0.94	0.09	0.63
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.13	0.19	0.35	0.16	0.32
Balance Sheet (as at, $ millions, except as noted)
Assets	949,839	973,211	987,067	949,839	987,067
Gross loans and acceptances	459,589	466,922	495,174	459,589	495,174
Net loans and acceptances	456,561	463,734	492,398	456,561	492,398
Deposits	657,201	672,500	653,710	657,201	653,710
Common shareholders’ equity	49,666	50,300	49,886	49,666	49,886
Cash and securities-to-total assets ratio (%)	33.7	32.3	29.7	33.7	29.7
Capital ratios (%)
CET1 Ratio	13.0	12.4	11.0	13.0	11.0
Tier 1 Capital Ratio	14.8	14.2	12.5	14.8	12.5
Total Capital Ratio	16.7	16.6	14.7	16.7	14.7
Leverage Ratio	5.1	4.8	4.6	5.1	4.6
Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.2279	1.2800	1.3924	1.2279	1.3924
Average Canadian/U.S. dollar	1.2512	1.2841	1.3811	1.2679	1.3482

(1)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business to Ameriprise Financial, Inc., a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

 Adjusted results are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2021 6

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Please refer to the Foreign Exchange section for a discussion of the effects of changes in exchange rates on BMO’s results. Pre-provision pre-tax earnings (PPPT) is a non-GAAP measure, and is calculated as the difference between revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-interest expense. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q2-2021	Q1-2021	Q2-2020	YTD-2021	YTD-2020

Reported Results
Revenue	6,076	6,975	5,264	13,051	12,011
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	283	(601)	197	(318)	(519)
Revenue, net of CCPB	6,359	6,374	5,461	12,733	11,492
Total provision for credit losses	(60)	(156)	(1,118)	(216)	(1,467)
Non-interest expense	(4,409)	(3,613)	(3,516)	(8,022)	(7,185)
Income before income taxes	1,890	2,605	827	4,495	2,840
Provision for income taxes	(587)	(588)	(138)	(1,175)	(559)
Net income	1,303	2,017	689	3,320	2,281
EPS ($)	1.91	3.03	1.00	4.93	3.37

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(2)	(3)	(3)	(5)	(6)
Amortization of acquisition-related intangible assets (2)	(24)	(25)	(30)	(49)	(59)
Impact of divestitures (3)	(771)	-	-	(771)	-
Adjusting items included in reported pre-tax income	(797)	(28)	(33)	(825)	(65)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(2)	(2)	(4)	(4)
Amortization of acquisition-related intangible assets (2)	(18)	(19)	(24)	(37)	(47)
Impact of divestitures (3)	(772)	-	-	(772)	-
Adjusting items included in reported net income after tax	(792)	(21)	(26)	(813)	(51)
Impact on EPS ($)	(1.22)	(0.03)	(0.04)	(1.26)	(0.08)

Adjusted Results
Revenue	6,047	6,975	5,264	13,022	12,011
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	283	(601)	197	(318)	(519)
Revenue, net of CCPB	6,330	6,374	5,461	12,704	11,492
Total provision for credit losses	(60)	(156)	(1,118)	(216)	(1,467)
Non-interest expense	(3,583)	(3,585)	(3,483)	(7,168)	(7,120)
Income before income taxes	2,687	2,633	860	5,320	2,905
Provision for income taxes	(592)	(595)	(145)	(1,187)	(573)
Net income	2,095	2,038	715	4,133	2,332
EPS ($)	3.13	3.06	1.04	6.19	3.45

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)	These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided below.
(3)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business to Ameriprise Financial, Inc., a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

7 BMO Financial Group Second Quarter Report 2021

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q2-2021
Reported net income (loss)	764	542	1,306	346	563	(912)	1,303
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	1	5	6	7	5	-	18
Impact of divestitures (3)	-	-	-	-	-	772	772
Adjusted net income (loss)	765	547	1,312	353	570	(140)	2,095
Q1-2021
Reported net income (loss)	737	582	1,319	358	483	(143)	2,017
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	-	7	7	8	4	-	19
Adjusted net income (loss)	737	589	1,326	366	489	(143)	2,038
Q2-2020
Reported net income (loss)	362	339	701	144	(74)	(82)	689
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	1	10	11	9	4	-	24
Adjusted net income (loss)	363	349	712	153	(68)	(82)	715
YTD-2021
Reported net income (loss)	1,501	1,124	2,625	704	1,046	(1,055)	3,320
Acquisition integration costs (1)	-	-	-	-	4	-	4
Amortization of acquisition-related intangible assets (2)	1	12	13	15	9	-	37
Impact of divestitures (3)	-	-	-	-	-	772	772
Adjusted net income (loss)	1,502	1,136	2,638	719	1,059	(283)	4,133
YTD-2020
Reported net income (loss)	1,061	690	1,751	435	282	(187)	2,281
Acquisition integration costs (1)	-	-	-	-	4	-	4
Amortization of acquisition-related intangible assets (2)	1	20	21	18	8	-	47
Adjusted net income (loss)	1,062	710	1,772	453	294	(187)	2,332

(1)

KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $2 million in Q2-2021, $3 million in both Q1-2021 and Q2-2020; $5 million for YTD-2021 and $6 million for YTD-2020 are included in non-interest expense in BMO Capital Markets.

(2)

Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups. Canadian P&C amounts of $1 million in Q2-2021, $nil in Q1-2021, and $1 million in Q2-2020; $1 million for both YTD-2021 and YTD-2020. U.S. P&C amounts of $7 million in Q2-2021, $9 million in Q1-2021 and $14 million in Q2-2020; $16 million for YTD-2021 and $27 million for YTD-2020. BMO Wealth Management amounts of $10 million in both Q2-2021 and Q1-2021 and $11 million in Q2-2020; $20 million for YTD-2021 and $22 million for YTD-2020. BMO Capital Markets amounts of $6 million in both Q2-2021 and Q1-2021 and $4 million in Q2-2020; $12 million for YTD-2021 and $9 million for YTD-2020.

(3)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business to Ameriprise Financial, Inc., a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars decreased relative to the first quarter of 2021 and the second quarter of 2020, due to changes in the U.S. dollar exchange rate. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on net income.

Refer to the Enterprise-Wide Capital Management section on page 63 of BMO’s 2020 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of our investment in foreign operations, and the carrying value of assets and liabilities on the balance sheet.

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2021 8

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q2-2021		YTD-2021
(Canadian $ in millions, except as noted)	vs. Q2-2020	vs. Q1-2021	vs. YTD-2020
Canadian/U.S. dollar exchange rate (average)
Current period	1.2512	1.2512	1.2679
Prior period	1.3811	1.2841	1.3482

Effects on U.S. segment reported results
Increased (Decreased) net interest income	(139)	(37)	(168)
Increased (Decreased) non-interest revenue	(58)	(24)	(73)
Increased (Decreased) revenues	(197)	(61)	(241)
Decreased (Increased) provision for credit losses	43	(1)	53
Decreased (Increased) expenses	127	33	162
Decreased (Increased) income taxes	5	7	3
Increased (Decreased) reported net income	(22)	(22)	(23)
Impact on earnings per share ($)	(0.03)	(0.03)	(0.03)
Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	(139)	(37)	(168)
Increased (Decreased) non-interest revenue	(58)	(24)	(73)
Increased (Decreased) revenues	(197)	(61)	(241)
Decreased (Increased) provision for credit losses	43	(1)	53
Decreased (Increased) expenses	125	33	160
Decreased (Increased) income taxes	5	6	3
Increased (Decreased) adjusted net income	(24)	(23)	(25)
Impact on adjusted earnings per share ($)	(0.04)	(0.03)	(0.04)

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Net Income

Q2 2021 vs. Q2 2020

Reported net income was $1,303 million, an increase of $614 million or 89% from the prior year, and adjusted net income was $2,095 million, an increase of $1,380 million. Adjusted net income in the current quarter excluded the impact of divestitures of $772 million ($771 million pre-tax), including a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain from the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. Both periods excluded the amortization of acquisition-related intangible assets and other acquisition integration costs. Reported EPS was $1.91, an increase of $0.91 from the prior year, and adjusted EPS was $3.13, an increase of $2.09.

Adjusted results were driven by higher revenue, higher expenses and the impact of lower provisions for credit losses. Higher income across all operating groups was partially offset by a higher net loss in Corporate Services.

Q2 2021 vs. Q1 2021

Reported net income was $1,303 million, compared with $2,017 million in the prior quarter, and adjusted net income was $2,095 million, an increase of $57 million or 3%. Adjusting items are noted above. Reported EPS decreased $1.12 or 37% from the prior quarter, and adjusted EPS increased $0.07 or 2%.

Adjusted results were driven by lower revenue, expenses that were relatively unchanged from the prior quarter and the impact of lower provisions for credit losses. Net income increased in BMO Capital Markets and Canadian P&C, partially offset by decreases in U.S. P&C and BMO Wealth Management.

Q2 YTD 2021 vs. Q2 YTD 2020

Reported net income was $3,320 million, an increase of $1,039 million or 46% from the prior year, and adjusted net income was $4,133 million, an increase of $1,801 million or 77%. Adjusting items are noted above. Reported EPS was $4.93, an increase of $1.56 or 46% from the prior year, and adjusted EPS was $6.19, an increase of $2.74 or 79%.

Adjusted results were driven by higher revenue, higher expenses and the impact of lower provisions for credit losses. Higher net income across all operating groups was partially offset by a higher net loss in Corporate Services.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q2 2021 vs. Q2 2020

Total reported revenue was $6,076 million and adjusted revenue was $6,047 million, compared with reported and adjusted revenue of $5,264 million in the prior year. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), reported revenue was $6,359 million, an increase of $898 million or 16% from the prior year, and adjusted revenue was $6,330 million, an increase of $869 million or 16%. Adjusted revenue excluded the net gain on the sale of our Private Banking business in Hong Kong and Singapore.

Revenue increased in BMO Capital Markets, primarily due to higher trading revenue from strong client activity in the current quarter and the impact of challenging market conditions in the prior year, in BMO Wealth Management from growth in client assets, including stronger global markets, higher insurance revenue and the impact of a legal provision in the prior year, and in Canadian P&C due to higher net interest income and non-interest revenue. These increases in revenue were partially offset by a decrease in U.S. P&C, as higher net interest income and non-interest revenue were more than offset by the impact of the weaker U.S. dollar, and in Corporate Services. The impact of the weaker U.S. dollar decreased revenue by 4%.

9 BMO Financial Group Second Quarter Report 2021

Net interest income was $3,455 million, a decrease of $63 million or 2%. Excluding trading, net interest income was $3,006 million, a decrease of $45 million or 1%. Increases in the P&C businesses and BMO Wealth Management were more than offset by the impact of the weaker U.S. dollar and a decrease in BMO Capital Markets.

Average earning assets were $889.6 billion, an increase of $44.7 billion or 5%, primarily due to higher short-term cash positions, securities and loan growth, partially offset by the impact of the weaker U.S. dollar. BMO’s overall net interest margin decreased 10 basis points from the prior year, primarily driven by higher liquidity levels and a lower margin in BMO Capital Markets, partially offset by higher margins in the P&C businesses and BMO Wealth Management. Excluding trading, net interest margin decreased 5 basis points, primarily driven by higher liquidity levels, partially offset by lower balances of low-yielding assets in BMO Capital Markets.

Adjusted non-interest revenue, net of CCPB, was $2,875 million, an increase of $932 million or 48%. Excluding trading and net of CCPB, adjusted non-interest revenue was $2,828 million, an increase of $668 million or 31% from the prior year with increases across most categories, partially offset by the impact of the weaker U.S. dollar.

Gross insurance revenue increased $3 million from the prior year, primarily due to changes in the fair value of investments, largely offset by changes in policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 12. We generally focus on analyzing revenue, net of CCPB, given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q2 2021 vs. Q1 2021

Total reported revenue was $6,076 million and adjusted revenue was $6,047 million, compared with reported and adjusted revenue of $6,975 million in the prior quarter. Reported revenue, net of CCPB was $6,359 million, a decrease of $15 million, and adjusted revenue, net of CCPB was $6,330 million, a decrease of $44 million or 1% from the prior quarter. Results were impacted by three fewer days in the current quarter and the weaker U.S. dollar.

Revenue increased in Canadian P&C, due to higher non-interest revenue, partially offset by lower net interest income, and in BMO Wealth Management from growth in client assets, including stronger global markets and higher online brokerage revenue, partially offset by lower insurance revenue. These increases were more than offset by decreases in U.S. P&C and BMO Capital Markets, with higher Investment and Corporate Banking revenue more than offset by lower Global Markets revenue, as well as in Corporate Services.

Net interest income decreased $123 million or 3%. Excluding trading, net interest income decreased $94 million or 3%, and was lower across all operating groups, primarily due to the impacts of three fewer days in the current quarter and the weaker U.S dollar.

Average earning assets decreased $4.4 billion, primarily due to lower securities and the impact of the weaker U.S. dollar, partially offset by higher short-term cash positions and loan growth. BMO’s overall net interest margin was unchanged. Excluding trading, net interest margin increased 1 basis point, primarily due to higher loan spreads largely offset by lower deposit spreads.

Adjusted non-interest revenue, net of CCPB, was $2,875 million, an increase of $79 million or 3% from the prior quarter. Excluding trading and net of CCPB, adjusted non-interest revenue increased $244 million or 9%. The increase was primarily driven by higher underwriting fee revenue, card fee revenue, foreign exchange, other than trading revenue and mutual fund revenue, partially offset by the impact of the weaker U.S. dollar.

Gross insurance revenue decreased $907 million from the prior quarter, due to changes in the fair value of investments. The decrease in insurance revenue was largely offset by changes in CCPB, as discussed on page 12.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Q2 YTD 2021 vs. Q2 YTD 2020

Total reported revenue was $13,051 million and adjusted revenue was $13,022 million, compared with reported and adjusted revenue of $12,011 million in the prior year. Revenue, net of CCPB was $12,733 million, an increase of $1,241 million or 11% from the prior year, and adjusted revenue, net of CCPB, was $12,704 million, an increase of $1,212 million or 11%.

Revenue increased in BMO Capital Markets, primarily due to higher trading revenue from strong client activity, in BMO Wealth Management, primarily from growth in client assets, including stronger global markets, higher insurance revenue, higher online brokerage revenue and the impact of the legal provision in the prior year, and in Canadian P&C, primarily due to higher net interest income and non-interest revenue, partially offset by a decrease in U.S. P&C, as increases in net interest income and non-interest revenue were more than offset by the impact of the weaker U.S. dollar. Corporate Services revenue decreased from the prior year.

Net interest income was $7,033 million, an increase of $127 million or 2%. Excluding trading, net interest income was $6,106 million, relatively unchanged compared with the prior year, primarily due to higher net interest income in the P&C businesses and BMO Wealth Management, largely offset by the impact of the weaker U.S. dollar and lower net interest income in BMO Capital Markets.

Average earning assets were $891.8 billion, an increase of $66.8 billion or 8%, due to higher short-term cash positions, higher securities and loan growth, partially offset by the impact of the weaker U.S. dollar. BMO’s overall net interest margin decreased 9 basis points from the prior year, primarily driven by higher liquidity levels, partially offset by higher margins in the P&C businesses. Excluding trading, net interest margin decreased 8 basis points, primarily driven by higher liquidity levels, partially offset by lower balances of low-yielding assets in BMO Capital Markets and higher margins in the P&C businesses.

Adjusted non-interest revenue, net of trading and CCPB, was $5,412 million, an increase of $750 million or 16%, due to increases across most categories, partially offset by the impact of the weaker U.S. dollar.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2021 10

Provision for Credit Losses

Q2 2021 vs. Q2 2020

Total provision for credit losses was $60 million, a decrease of $1,058 million from the prior year. The total provision for credit losses ratio was 5 basis points, compared with 94 basis points in the prior year. The provision for credit losses on impaired loans was $155 million, a decrease of $258 million from $413 million in the prior year, largely due to lower commercial provisions in the P&C businesses and in BMO Capital Markets. The provision for credit losses on impaired loans ratio was 13 basis points, compared with 35 basis points in the prior year. There was a $95 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $705 million provision in the prior year. The $705 million provision for credit losses on performing loans in the prior year was primarily based on the weak economic outlook, while the $95 million recovery of the provision in the current quarter reflected positive credit migration and an improving economic outlook, partially offset by a more severe adverse scenario.

Q2 2021 vs. Q1 2021

Total provision for credit losses was $60 million, a decrease of $96 million from the prior quarter. The total provision for credit losses ratio was 5 basis points, compared with 14 basis points in the prior quarter. The provision for credit losses on impaired loans decreased $60 million, largely due to lower provisions in BMO Capital Markets and U.S. P&C. The provision for credit losses on impaired loans ratio was 13 basis points, compared with 19 basis points in the prior quarter. There was a $95 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $59 million recovery of the provision for credit losses on performing loans in the prior quarter. The $59 million recovery of the provision in the prior quarter primarily reflects an improving economic outlook and positive credit migration, including an increased adverse scenario weight, while the $95 million recovery of the provision in the current quarter reflected positive credit migration and an improving economic outlook, partially offset by a more severe adverse scenario.

Q2 YTD 2021 vs. Q2 YTD 2020

Total provision for credit losses was $216 million, a decrease of $1,251 million from the prior year. The total provision for credit losses ratio was 9 basis points, compared with 63 basis points in the prior year. The provision for credit losses on impaired loans was $370 million, a decrease of $367 million from $737 million in the prior year, largely due to lower commercial provisions in the P&C businesses and lower provisions in BMO Capital Markets. The provision for credit losses on impaired loans ratio was 16 basis points, compared with 32 basis points in the prior year. There was a $154 million recovery of the provision for credit losses on performing loans in the current year, compared with a $730 million provision in the prior year. The $730 million provision for credit losses on performing loans in the prior year was primarily due to a weaker economic outlook, while the $154 million recovery of the provision for credit losses on performing loans in the current year primarily reflected an improving economic outlook and positive credit migration, largely offset by the impact of the uncertain environment on future credit conditions, including an increased adverse scenario weight in the first quarter of the current year, and a more severe adverse scenario in the second quarter.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q2-2021
Provision for (recovery of) credit losses on impaired loans	154	6	160	1	(6)	-	155
Provision for (recovery of) credit losses on performing loans	(13)	(29)	(42)	(4)	(49)	-	(95)
Total provision for (recovery of) credit losses	141	(23)	118	(3)	(55)	-	60

Q1-2021
Provision for (recovery of) credit losses on impaired loans	149	20	169	2	45	(1)	215
Provision for (recovery of) credit losses on performing loans	(2)	(51)	(53)	(4)	(2)	-	(59)
Total provision for (recovery of) credit losses	147	(31)	116	(2)	43	(1)	156

Q2-2020
Provision for (recovery of) credit losses on impaired loans	212	124	336	3	73	1	413
Provision for (recovery of) credit losses on performing loans	285	75	360	3	335	7	705
Total provision for (recovery of) credit losses	497	199	696	6	408	8	1,118

YTD-2021
Provision for (recovery of) credit losses on impaired loans	303	26	329	3	39	(1)	370
Provision for (recovery of) credit losses on performing loans	(15)	(80)	(95)	(8)	(51)	-	(154)
Total provision for (recovery of) credit losses	288	(54)	234	(5)	(12)	(1)	216

YTD-2020
Provision for (recovery of) credit losses on impaired loans	350	256	606	3	126	2	737
Provision for (recovery of) credit losses on performing loans	299	92	391	6	332	1	730
Total provision for (recovery of) credit losses	649	348	997	9	458	3	1,467

Provision for Credit Losses Performance Ratios

	Q2-2021	Q1-2021	Q2-2020	YTD-2021	YTD-2020
Total PCL-to-average net loans and acceptances (annualized) (%)	0.05	0.14	0.94	0.09	0.63
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.13	0.19	0.35	0.16	0.32

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

11 BMO Financial Group Second Quarter Report 2021

Impaired Loans

Total gross impaired loans (GIL) were $3,000 million, compared with $3,645 million in the prior year, with the largest decrease in impaired loans attributed to the oil and gas industry. GIL decreased $442 million from $3,442 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $425 million, compared with $1,396 million in the prior year, and $665 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q2-2021	Q1-2021	Q2-2020	YTD-2021	YTD-2020
GIL, beginning of period	3,442	3,638	2,822	3,638	2,629
Classified as impaired during the period	425	665	1,396	1,090	2,227
Transferred to not impaired during the period	(193)	(182)	(110)	(375)	(311)
Net repayments	(459)	(402)	(277)	(861)	(596)
Amounts written-off	(140)	(179)	(262)	(319)	(389)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	-	(14)	(17)	(14)	(17)
Foreign exchange and other movements	(75)	(84)	93	(159)	102
GIL, end of period	3,000	3,442	3,645	3,000	3,645
GIL to gross loans and acceptances (%)	0.65	0.74	0.74	0.65	0.74

(1)	GIL excludes purchased credit impaired loans.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were negative $283 million, a decrease of $86 million from the prior year. Results decreased, largely due to changes in the fair value of policy benefit liabilities. CCPB decreased $884 million from the prior quarter, due to changes in the fair value of policy benefit liabilities. The changes were largely offset in revenue.

Non-Interest Expense

Reported non-interest expense was $4,409 million, an increase of $893 million from the prior year, primarily due to the impact of the divestitures, including the $747 million write-down of goodwill. Adjusted non-interest expense was $3,583 million, an increase of $100 million or 3%. The increase was due to higher employee-related costs given business performance, computer and equipment costs and professional fees, partially offset by the impact of the weaker U.S. dollar and lower travel costs. The impact of the weaker U.S. dollar decreased expenses by 4%.

Reported non-interest expense increased $796 million or 22% from the prior quarter, due to the impact of divestitures. Adjusted non-interest expense was relatively unchanged, as lower employee-related costs, including stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, as well as the impacts of three fewer days in the current quarter and the weaker U.S. dollar, were largely offset by higher premises and equipment, marketing and other operating costs.

Year-to-date reported non-interest expense was $8,022 million, an increase of $837 million or 12% from the prior year, primarily due to the impact of the divestitures, and adjusted non-interest expense was $7,168 million, an increase of $48 million or 1%. The increase was driven by higher employee-related costs given business performance, premises and equipment costs and professional fees, partially offset by the impact of the weaker U.S. dollar, lower travel and other operating costs. The impact of the weaker U.S. dollar decreased expenses by 2%.

Reported operating leverage on a net revenue basis was negative 9.0% and adjusted operating leverage on a net revenue basis was positive 13.1%.

The reported efficiency ratio was 72.6%, compared with 66.8% in the prior year, and was 69.3% on a net revenue basis, compared with 64.4% in the prior year. The adjusted efficiency ratio on a net revenue basis was 56.6%, compared with 63.8% in the prior year.

Non-interest expense is detailed in the unaudited condensed consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Income Taxes

The provision for income taxes was $587 million, an increase of $449 million from the second quarter of 2020, and relatively unchanged from the first quarter of 2021. The effective tax rate for the current quarter was 31.1%, compared with 16.6% in the second quarter of 2020, and 22.6% in the first quarter of 2021.

The adjusted provision for income taxes was $592 million, an increase of $447 million from the second quarter of 2020, and a decrease of $3 million from the first quarter of 2021. The adjusted effective tax rate was 22.1% in the current quarter, compared with 16.7% in the second quarter of 2020, and 22.6% in the first quarter of 2021. The change in the reported effective tax rate in the current quarter relative to the second quarter of 2020 and the first quarter of 2021 was primarily due to the write-down of goodwill related to the announced sale of our EMEA Asset Management business. The change in the adjusted effective tax rate in the current quarter relative to the second quarter of 2020 was primarily due to earnings mix, including the impact of lower pre-tax income in the prior year.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2021 12

Balance Sheet

(Canadian $ in millions)	As at April 30, 2021	As at October 31, 2020
Assets
Cash and interest bearing deposits with banks	107,548	66,443
Securities	212,867	234,260
Securities borrowed or purchased under resale agreements	98,327	111,878
Net Loans and Acceptances	456,561	460,913
Derivative instruments	37,998	36,815
Other assets	36,538	38,952
Total assets	949,839	949,261

Liabilities and Equity
Deposits	657,201	659,034
Derivative instruments	33,218	30,375
Securities lent or sold under repurchase agreements	87,703	88,658
Other liabilities	109,059	106,185
Subordinated debt	7,144	8,416
Equity	55,514	56,593
Total liabilities and equity	949,839	949,261

Certain comparative figures have been reclassified to conform with the current period presentation.

Total assets were $949.8 billion as at April 30, 2021, relatively unchanged from October 31, 2020. The weaker U.S. dollar decreased assets by $33.8 billion, excluding the impact on derivative financial assets.

Cash and cash equivalents and interest bearing deposits with banks increased $41.1 billion, due to higher balances held with central banks driven by customer deposit growth in excess of loan growth and a change in mix of liquid assets with lower securities and securities borrowed or purchased under resale agreements, partially offset by the impact of the weaker U.S. dollar.

Securities decreased $21.4 billion, due to the impact of the weaker U.S. dollar, treasury activities in Corporate Services and lower client activity in BMO Capital Markets.

Securities borrowed or purchased under resale agreements decreased $13.6 billion, due to treasury activities in Corporate Services and the impact of the weaker U.S. dollar, partially offset by higher client activity in BMO Capital Markets.

Net loans and acceptances decreased $4.4 billion. Business and government loans and acceptances decreased $8.9 billion, primarily due to the impact of the weaker U.S. dollar and lower balances in BMO Capital Markets, due to declining balances in the non-Canadian energy portfolio and lower utilization and authorizations, partially offset by growth in the P&C businesses. Residential mortgages increased $3.5 billion, primarily due to growth in Canadian P&C, partially offset by lower balances in U.S. P&C, including the impact of the weaker U.S. dollar. Consumer instalment and other personal loans increased $1.8 billion, due to growth in the P&C businesses, partially offset by the impact of the weaker U.S. dollar.

Derivative financial assets increased $1.2 billion, due to an increase in the fair value of foreign exchange and commodities contracts, largely offset by a decrease in the fair value of interest rate and equity contracts.

Other assets decreased $2.4 billion, due to the impact of the weaker U.S. dollar and the write-down of goodwill related to the announced sale of our EMEA Asset Management business.

Liabilities increased $1.7 billion from October 31, 2020. The weaker U.S. dollar decreased liabilities by $31.3 billion, excluding the impact on derivative financial liabilities.

Deposits decreased $1.8 billion, due to the impact of the weaker U.S. dollar, largely offset by growth in customer deposits across all operating groups. Derivative financial liabilities increased $2.8 billion, due to an increase in the fair value of foreign exchange and equity contracts, partially offset by a decrease in the fair value of interest rate and commodities contracts.

Securities lent or sold under repurchase agreements decreased $1.0 billion, driven by the impact of the weaker U.S. dollar and maturing Bank of Canada term repo funding, partially offset by higher client activity in BMO Capital Markets.

Other liabilities increased $2.9 billion, as higher securities sold but not yet purchased, driven by client activity in BMO Capital Markets, and higher cash collateral received on over-the-counter derivatives were partially offset by the impact of the weaker U.S. dollar, a decrease in acceptances and lower secured funding.

Subordinated debt decreased $1.3 billion, primarily due to a maturity in the current year.

Equity decreased $1.1 billion from October 31, 2020, as higher retained earnings was more than offset by a decrease in accumulated other comprehensive income and lower preferred shares and other equity instruments. Retained earnings increased $1.8 billion as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments. Accumulated other comprehensive income decreased $2.3 billion, primarily due to the impact of the weaker U.S. dollar on the translation of net foreign operations and the impact of higher interest rates on cash flow hedges, partially offset by an increase in pension and other employee future benefit plans due to an increase in the value of pension plan assets and the impact of higher interest rates on the pension liability. Preferred shares and other equity instruments decreased $0.8 billion, due to redemptions in the year.

Contractual obligations by year of maturity are outlined on page 38 in this document.

13 BMO Financial Group Second Quarter Report 2021

Capital Management

BMO continues to manage its capital within the framework described on page 63 of BMO’s 2020 Annual Report.

Second Quarter 2021 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.0% as at April 30, 2021, an increase from 12.4% at the end of the first quarter of fiscal 2021, due to internal capital generation and lower source currency risk-weighted assets (RWA). The write-down of goodwill related to the announced sale of our EMEA Asset Management business was offset by a lower goodwill capital deduction, and therefore did not impact the current quarter CET1 Ratio.

CET1 Capital was $41.4 billion as at April 30, 2021, an increase from $40.9 billion as at January 31, 2021, primarily driven by the lower goodwill deduction mentioned above and retained earnings growth, partially offset by a decline in accumulated other comprehensive income, primarily from foreign exchange movements.

RWA were $319.8 billion as at April 30, 2021, a decrease from $328.8 billion as at January 31, 2021, due to foreign exchange movements and positive asset quality changes, partially offset by increased asset size.

The bank’s Tier 1 and Total Capital Ratios were 14.8% and 16.7%, respectively, as at April 30, 2021, compared with 14.2% and 16.6%, respectively, as at January 31, 2021. The Tier 1 and Total Capital Ratios were higher than the prior quarter, primarily due to the factors impacting the CET1 Ratio. The Total Capital Ratio was also impacted by our announced subordinated debt redemption.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the our capital ratios. We may manage the impact of foreign exchange movements on our capital ratios and did so during the current quarter. Any such activities could also impact our book value and return on equity.

BMO’s Leverage Ratio was 5.1% as at April 30, 2021, an increase from 4.8% at the end of the first quarter of fiscal 2021, primarily due to lower leverage exposures and, to a lesser extent, higher Tier 1 Capital.

Regulatory Capital Developments

On March 16, 2021, the Office of the Superintendent of Financial Institutions (OSFI) announced the unwinding of the regulatory adjustments to the market risk capital requirements for banks. Effective May 1, 2021, the Stressed Value at Risk (SVaR) multiplier, which was temporarily reduced to a minimum value of one, returned to the pre-pandemic minimum value of three.

On March 11, 2021, OSFI launched an industry consultation on proposed regulatory changes reflecting the latest and final round of Basel III reforms in its capital, leverage and related disclosure guidelines for banks, effective in fiscal 2023. Proposals in the consultation include a three-year phase-in of the capital floor factor, starting at 65% in 2023 and increasing 2.5% per year to 72.5% in 2026, and a leverage ratio buffer for domestic systemically important banks (D-SIBs), set at 50% of the D-SIB’s Common Equity Surcharge, currently 1.0%, for a minimum Leverage Ratio requirement of 3.5% and a minimum Total Loss Absorbing Capacity (TLAC) Leverage Ratio requirement of 7.25% when the leverage ratio buffer comes into effect in fiscal 2023.

On January 27, 2021, OSFI advised deposit-taking institutions (DTIs) that loans to businesses through the Government of Canada’s Highly Affected Sectors Credit Availability Program (HASCAP) can be treated as exposures to the Government of Canada. DTIs must include the entire amount of the loan in the leverage ratio calculation.

On December 14, 2020, OSFI announced that while the restrictions on regular dividend increases remain in place, there may be exceptional circumstances where a non-recurring payment of special, or irregular, dividends may be acceptable, but the objective cannot be the distribution of capital to a broad group of shareholders.

On December 8, 2020, OSFI announced that the Domestic Stability Buffer (DSB) will remain at 1.0%, unchanged from the level set on March 13, 2020.

On November 5, 2020, OSFI announced an eight-month extension of the temporary exclusion of central bank reserves and sovereign-issued securities from the DTIs’ leverage ratio exposure measures which will now remain in place until December 31, 2021.

Please refer to the Enterprise-Wide Capital Management section on pages 63 to 70 of BMO’s 2020 Annual Report for a summary of the modifications to capital requirements announced by OSFI in 2020, to address the market disruption posed by COVID-19. For those that are temporary in nature, OSFI will continue to closely monitor the economic and financial outlook and provide guidance on the unwinding of the modifications.

BMO Financial Group Second Quarter Report 2021 14

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on the capital standards developed by the Basel Committee on Banking Supervision. For more information see the Enterprise-Wide Capital Management section on pages 63 to 70 of BMO’s 2020 Annual Report.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at April 30, 2021
Common Equity Tier 1 Ratio	4.5%	3.5%	1.0%	9.0%	13.0%
Tier 1 Capital Ratio	6.0%	3.5%	1.0%	10.5%	14.8%
Total Capital Ratio	8.0%	3.5%	1.0%	12.5%	16.7%
Leverage Ratio	3.0%	na	na	3.0%	5.1%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for domestic systemically important banks (D-SIBs) and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the second quarter of 2021). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is set at 1.0% at April 30, 2021. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions.

  na – not applicable

Under Canada’s Bank Recapitalization (Bail-In) Regime, eligible senior debt issued on or after September 23, 2018, is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in debt into common shares. This statutory conversion supplements non-viable contingent capital (NVCC) instruments, which must be converted, in full, prior to the conversion of bail-in debt. The prospective minimum requirements for TLAC are currently set at a risk-based TLAC ratio of 22.5% of RWA, including a 1.0% DSB, and a TLAC leverage ratio of 6.75%. The bank expects to meet the minimum requirements when they come into effect on November 1, 2021. As at April 30, 2021, BMO’s TLAC ratio was 24.2% and its TLAC leverage ratio was 8.3%.

Regulatory Capital Position

(Canadian $ in millions, except as noted)	Q2-2021	Q1-2021	Q4-2020
Gross common equity (1)	49,666	50,300	49,995
Regulatory adjustments applied to common equity	(8,251)	(9,365)	(9,918)
Common Equity Tier 1 capital (CET1)	41,415	40,935	40,077
Additional Tier 1 eligible capital (2)	5,848	5,848	5,848
Regulatory adjustments applied to Tier 1	(83)	(83)	(85)
Additional Tier 1 capital (AT1)	5,765	5,765	5,763
Tier 1 capital (T1 = CET1 + AT1)	47,180	46,700	45,840
Tier 2 eligible capital (3)	6,372	7,963	8,874
Regulatory adjustments applied to Tier 2	(69)	(79)	(53)
Tier 2 capital (T2)	6,303	7,884	8,821
Total capital (TC = T1 + T2)	53,483	54,584	54,661
Risk-weighted Assets (4)	319,802	328,822	336,607
Leverage Ratio Exposures	926,323	966,509	953,640
Capital ratios (%)
CET1 Ratio	13.0	12.4	11.9
Tier 1 Capital Ratio	14.8	14.2	13.6
Total Capital Ratio	16.7	16.6	16.2
Leverage Ratio	5.1	4.8	4.8

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

15 BMO Financial Group Second Quarter Report 2021

Outstanding Shares and Securities Convertible into Common Shares (1)

As at April 30, 2021	Number of shares or dollar amount (in millions)
Common shares (2)	647.3
Class B Preferred shares
Series 25	$236
Series 26	$54
Series 27*	$500
Series 29*	$400
Series 31*	$300
Series 33*	$200
Series 38*	$600
Series 40*	$500
Series 42*	$400
Series 44*	$400
Series 46*	$350
Other Equity Instruments*
4.8% Additional Tier 1 Capital Notes	US$500
4.3% Limited Recourse Capital Notes, Series 1 (LRCNs)	$1,250
Medium-Term Notes*
Series I - First Tranche	$1,250
Series I - Second Tranche	$850
3.803% Subordinated Notes due 2032	US$1,250
4.338% Subordinated Notes due 2028	US$850
Series J - First Tranche	$1,000
Series J - Second Tranche	$1,250
Stock options
Vested	3.4
Non-vested	3.2

*	Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the $1,250 million of Preferred Shares Series 48.
(1)

Details on the Medium-Term Notes are outlined in Note 15 to the audited consolidated financial statements on page 183 of BMO’s 2020 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 5 to the unaudited interim consolidated financial statements and Note 16 to the audited annual consolidated financial statements on page 184 of BMO’s 2020 Annual Report.

(2)	Common Shares are net of 39,882 treasury shares.

Other Capital Developments

During the quarter, 419,220 common shares were issued through the exercise of stock options.

On April 20, 2021, we announced our intention to redeem all of our outstanding $1,250 million subordinated debentures, Series I Medium-Term Notes First Tranche (NVCC) at par, together with accrued and unpaid interest to, but excluding, the redemption date on June 1, 2021.

On December 8, 2020, we redeemed all of our outstanding $1,000 million subordinated debentures, Series H Medium-Term Notes Second Tranche (NVCC) at par, together with accrued and unpaid interest to, but excluding, the redemption date.

On November 25, 2020, we redeemed all of our 6 million issued and outstanding Non-Cumulative Perpetual Class B Preferred Shares, Series 35 (NVCC) for an aggregate total of $156 million and all of our 600,000 issued and outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 36 (NVCC) for an aggregate total of $600 million.

If an NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.2 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Dividends

On May 26, 2021, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.06 per share, consistent with the prior quarter and the prior year. The dividend is payable on August 26, 2021, to shareholders of record on August 3, 2021. OSFI’s expectation set in March 2020 that federally regulated financial institutions should halt dividend increases, remains in effect until further notice. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan. Until further notice, such additional common shares will be purchased on the open market.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2021 16

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of the operating groups for the second quarter of 2021. See also the Risk Management section starting on page 31 in this document, as well as the Enterprise-Wide Risk Management sections in BMO’s 2020 Annual Report starting on page 73.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, allocations of revenue, provisions for credit losses and expenses are updated to better align with current experience.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q2-2021	Q1-2021	Q2-2020	YTD-2021	YTD-2020
Net interest income (teb)	2,636	2,699	2,624	5,335	5,232
Non-interest revenue	873	810	780	1,683	1,610
Total revenue (teb)	3,509	3,509	3,404	7,018	6,842
Provision for (recovery of) credit losses on impaired loans	160	169	336	329	606
Provision for (recovery of) credit losses on performing loans	(42)	(53)	360	(95)	391
Total provision for credit losses	118	116	696	234	997
Non-interest expense	1,652	1,639	1,793	3,291	3,541
Income before income taxes	1,739	1,754	915	3,493	2,304
Provision for income taxes (teb)	433	435	214	868	553
Reported net income	1,306	1,319	701	2,625	1,751
Amortization of acquisition-related intangible assets (1)	6	7	11	13	21
Adjusted net income	1,312	1,326	712	2,638	1,772
Net income growth (%)	86.6	25.6	(31.5)	50.0	(17.2)
Adjusted net income growth (%)	84.7	25.0	(31.2)	48.9	(17.1)
Revenue growth (%)	3.1	2.0	5.4	2.6	5.0
Non-interest expense growth (%)	(7.8)	(6.2)	4.3	(7.0)	2.9
Adjusted non-interest expense growth (%)	(7.6)	(6.0)	4.4	(6.8)	3.0
Return on equity (%)	21.4	20.5	10.5	20.9	13.4
Adjusted return on equity (%)	21.5	20.6	10.7	21.0	13.5
Operating leverage (teb) (%)	10.9	8.2	1.1	9.6	2.1
Adjusted operating leverage (teb) (%)	10.7	8.0	1.0	9.4	2.0
Efficiency ratio (teb) (%)	47.1	46.7	52.7	46.9	51.7
Adjusted efficiency ratio (teb) (%)	46.9	46.4	52.3	46.6	51.3
Net interest margin on average earning assets (teb) (%)	2.95	2.95	2.86	2.95	2.89
Average earning assets	366,885	363,188	372,526	365,006	364,408
Average gross loans and acceptances	374,747	371,073	381,807	372,879	374,169
Average net loans and acceptances	372,180	368,430	379,838	370,273	372,312
Average deposits	360,378	358,772	326,411	359,562	316,172

(1)	Total P&C before tax amounts of $8 million in Q2-2021, $9 million in Q1-2021 and $15 million in Q2-2020; $17 million for YTD-2021 and $28 million for YTD-2020 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,306 million, an increase of 87% from the prior year. Adjusted net income was $1,312 million, an increase of 85% from the prior year. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

17 BMO Financial Group Second Quarter Report 2021

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q2-2021	Q1-2021	Q2-2020	YTD-2021	YTD-2020

Net interest income	1,581	1,608	1,495	3,189	3,052
Non-interest revenue	561	491	465	1,052	990
Total revenue	2,142	2,099	1,960	4,241	4,042
Provision for (recovery of) credit losses on impaired loans	154	149	212	303	350
Provision for (recovery of) credit losses on performing loans	(13)	(2)	285	(15)	299
Total provision for credit losses	141	147	497	288	649
Non-interest expense	972	954	976	1,926	1,963
Income before income taxes	1,029	998	487	2,027	1,430
Provision for income taxes	265	261	125	526	369
Reported net income	764	737	362	1,501	1,061
Amortization of acquisition-related intangible assets (1)	1	-	1	1	1
Adjusted net income	765	737	363	1,502	1,062

Personal revenue	1,300	1,292	1,224	2,592	2,516
Commercial revenue	842	807	736	1,649	1,526
Net income growth (%)	112.0	5.3	(41.4)	41.6	(16.1)
Revenue growth (%)	9.4	0.7	2.4	4.9	4.6
Non-interest expense growth (%)	(0.4)	(3.3)	3.4	(1.9)	3.3
Adjusted non-interest expense growth (%)	(0.4)	(3.3)	3.4	(1.8)	3.4
Return on equity (%)	27.8	25.9	13.0	26.8	19.4
Adjusted return on equity (%)	27.8	25.9	13.0	26.8	19.5
Operating leverage (%)	9.8	4.0	(1.0)	6.8	1.3
Adjusted operating leverage (%)	9.8	4.0	(1.0)	6.7	1.2
Efficiency ratio (%)	45.4	45.4	49.8	45.4	48.6
Net interest margin on average earning assets (%)	2.66	2.66	2.58	2.66	2.63
Average earning assets	243,889	239,777	235,852	241,799	233,544
Average gross loans and acceptances	257,884	253,771	251,426	255,791	249,401
Average net loans and acceptances	256,352	252,258	250,328	254,269	248,371
Average deposits	222,787	219,952	197,122	221,346	194,261

(1)	Before tax amounts of $1 million in Q2-2021, $nil in Q1-2021 and $1 million in Q2-2020; $1 million for both YTD-2021 and YTD-2020 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q2 2021 vs. Q2 2020

Canadian P&C reported net income was $764 million and adjusted net income was $765 million, both increasing $402 million from the prior year.

Total revenue was $2,142 million, an increase of $182 million or 9% from the prior year. Net interest income increased due to higher loan margins and higher balances, partially offset by lower deposit margins. Non-interest revenue increased across most categories, including elevated card-related revenue reflecting non-recurring items in the current quarter. Net interest margin of 2.66% increased 8 basis points, driven by deposits growing faster than loans and higher loan margins, partially offset by lower deposit margins, reflecting the impact of the lower interest rate environment.

Personal revenue increased $76 million or 6%, and commercial revenue increased $106 million or 15%, both due to higher net interest income and higher non-interest revenue.

Total provision for credit losses was $141 million, a decrease of $356 million from the prior year. The provision for credit losses on impaired loans was $154 million, a decrease of $58 million, due to lower commercial and consumer provisions. There was a $13 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $285 million provision in the prior year.

Non-interest expense was $972 million, relatively unchanged from the prior year.

Average total gross loans and acceptances increased $6.5 billion or 3% from the prior year to $257.9 billion. Personal loan balances increased 5% and commercial loan balances were relatively unchanged, while credit card balances decreased 12%. Average total deposits increased $25.7 billion or 13% to $222.8 billion. Personal deposits increased 5% and commercial deposits increased 27%, reflecting the higher liquidity retained by customers due to the impact of COVID-19.

Q2 2021 vs. Q1 2021

Reported net income was $764 million, an increase of $27 million, and adjusted net income was $765 million, an increase of $28 million, both increasing 4% from prior quarter.

Total revenue was $2,142 million, an increase of $43 million or 2% from the prior quarter. Net interest income decreased due to the impact of three fewer days in the current quarter, partially offset by higher balances and higher margins. Non-interest revenue increased across most categories, including elevated card-related revenue reflecting non-recurring items in the current quarter. Net interest margin of 2.66% was unchanged from the prior quarter.

Personal revenue increased $8 million or 1%, due to higher non-interest revenue, partly offset by lower net interest income. Commercial revenue increased $35 million or 5%, due to higher non-interest revenue and higher net interest income.

Total provision for credit losses was $141 million, a decrease of $6 million from the prior quarter. The provision for credit losses on impaired loans increased $5 million, due to higher consumer provisions, partially offset by lower commercial provisions. There was a $13 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $2 million recovery of the provision in the prior quarter.

Non-interest expense was $972 million, an increase of $18 million or 2% from the prior quarter, largely due to higher employee-related costs.

Average total gross loans and acceptances increased $4.1 billion or 2% from the prior quarter. Personal and commercial loan balances both increased 2%, while credit card balances decreased 5%. Average total deposits increased $2.8 billion or 1% with growth of 4% in commercial deposits, partially offset by a modest decrease in personal deposits.

BMO Financial Group Second Quarter Report 2021 18

Q2 YTD 2021 vs. Q2 YTD 2020

Reported net income was $1,501 million and adjusted net income was $1,502 million, both increasing $440 million or 42% from the prior year.

Total revenue was $4,241 million, an increase of $199 million or 5% from the prior year. Net interest income increased due to higher balances and higher loan margins, partially offset by lower deposit margins. Non-interest revenue increased across most categories, including elevated card-related revenue reflecting non-recurring items in the current quarter. Net interest margin of 2.66% increased 3 basis points, driven by deposits growing faster than loans and higher loan margins, partially offset by lower deposit margins, reflecting the impact of the lower interest rate environment.

Personal revenue increased $76 million or 3% from the prior year and commercial revenue increased $123 million or 8%, both due to higher net interest income and higher non-interest revenue.

Total provision for credit losses was $288 million, a decrease of $361 million from the prior year. The provision for credit losses on impaired loans was $303 million, a decrease of $47 million, due to lower consumer and commercial provisions. There was a $15 million recovery of the provision for credit losses on performing loans in the current year, compared with a $299 million provision in the prior year.

Non-interest expense was $1,926 million, a decrease of $37 million or 2% from the prior year, due to lower employee-related and other operating costs.

Average total gross loans and acceptances increased $6.4 billion or 3% from the prior year to $255.8 billion. Personal loan balances increased 5% and commercial loan balances were relatively unchanged, while credit card balances decreased 12%. Average total deposits increased $27.1 billion or 14% to $221.3 billion. Personal deposits increased 6% and commercial deposits increased 28%, reflecting the higher liquidity retained by customers due to the impact of COVID-19.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

19 BMO Financial Group Second Quarter Report 2021

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q2-2021	Q1-2021	Q2-2020	YTD-2021	YTD-2020

Net interest income (teb)	843	850	818	1,693	1,616
Non-interest revenue	249	249	228	498	460
Total revenue (teb)	1,092	1,099	1,046	2,191	2,076
Provision for (recovery of) credit losses on impaired loans	4	15	89	19	189
Provision for (recovery of) credit losses on performing loans	(23)	(40)	54	(63)	67
Total provision for (recovery of) credit losses	(19)	(25)	143	(44)	256
Non-interest expense	544	533	592	1,077	1,170
Income before income taxes	567	591	311	1,158	650
Provision for income taxes (teb)	133	137	65	270	137
Reported net income	434	454	246	888	513
Amortization of acquisition-related intangible assets (1)	5	5	7	10	15
Adjusted net income	439	459	253	898	528

Personal revenue	328	333	315	661	642
Commercial revenue	764	766	731	1,530	1,434
Net income growth (%)	76.4	70.2	(19.4)	73.2	(19.6)
Adjusted net income growth (%)	73.1	67.4	(19.1)	70.1	(19.3)
Revenue growth (%)	4.4	6.7	5.7	5.5	4.3
Non-interest expense growth (%)	(8.0)	(7.8)	1.5	(7.9)	1.1
Adjusted non-interest expense growth (%)	(7.6)	(7.3)	1.7	(7.5)	1.2
Return on equity (%)	16.2	16.3	8.7	16.2	9.0
Adjusted return on equity (%)	16.4	16.4	9.0	16.4	9.3
Operating leverage (teb) (%)	12.4	14.5	4.2	13.4	3.2
Adjusted operating leverage (teb) (%)	12.0	14.0	4.0	13.0	3.1
Efficiency ratio (teb) (%)	49.8	48.5	56.5	49.2	56.3
Adjusted efficiency ratio (teb) (%)	49.2	47.9	55.6	48.6	55.4
Net interest margin on average earning assets (teb) (%)	3.51	3.51	3.36	3.51	3.35
Average earning assets	98,296	96,121	98,919	97,190	96,996
Average gross loans and acceptances	93,394	91,364	94,366	92,363	92,476
Average net loans and acceptances	92,567	90,484	93,736	91,508	91,862
Average deposits	109,998	108,115	93,523	109,041	90,304

(Canadian $ equivalent in millions)

Net interest income (teb)	1,055	1,091	1,129	2,146	2,180
Non-interest revenue	312	319	315	631	620
Total revenue (teb)	1,367	1,410	1,444	2,777	2,800
Provision for (recovery of) credit losses on impaired loans	6	20	124	26	256
Provision for (recovery of) credit losses on performing loans	(29)	(51)	75	(80)	92
Total provision for credit losses	(23)	(31)	199	(54)	348
Non-interest expense	680	685	817	1,365	1,578
Income before income taxes	710	756	428	1,466	874
Provision for income taxes (teb)	168	174	89	342	184
Reported net income	542	582	339	1,124	690
Adjusted net income	547	589	349	1,136	710

Net income growth (%)	59.6	66.1	(16.3)	62.9	(18.8)
Adjusted net income growth (%)	56.6	63.3	(16.0)	60.0	(18.5)
Revenue growth (%)	(5.4)	4.1	9.8	(0.8)	5.5
Non-interest expense growth (%)	(16.7)	(10.0)	5.4	(13.5)	2.3
Adjusted non-interest expense growth (%)	(16.3)	(9.6)	5.6	(13.1)	2.5
Average earning assets	122,996	123,411	136,674	123,207	130,864
Average gross loans and acceptances	116,863	117,302	130,381	117,088	124,768
Average net loans and acceptances	115,828	116,172	129,510	116,004	123,941
Average deposits	137,591	138,820	129,289	138,216	121,911

(1)	Before tax amounts of US$6 million in Q2-2021, US$7 million in Q1-2021 and US$10 million in Q2-2020; US$13 million for YTD-2021 and US$20 million for YTD-2020 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q2 2021 vs. Q2 2020

U.S. P&C reported net income was $542 million, an increase of $203 million or 60% from the prior year, and adjusted net income was $547 million, an increase of $198 million or 57%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $434 million, an increase of $188 million from the prior year, and adjusted net income was $439 million, an increase of $186 million.

Total revenue was $1,092 million, an increase of $46 million or 4% from the prior year. Net interest income increased due to higher loan margins and deposit balances, partially offset by lower deposit margins. Non-interest revenue increased across most categories. Net interest margin of 3.51% increased 15 basis points, primarily due to higher loan margins, accelerated Paycheck Protection Program (PPP) fee income from loan forgiveness and deposits growing faster than loans, partially offset by lower deposit margins reflecting the impact of the lower interest rate environment.

Personal revenue increased $13 million or 4%, and commercial revenue increased $33 million or 4%, both due to higher net interest income and higher non-interest revenue.

Total recovery of the provision for credit losses was $19 million, compared with a provision for credit losses of $143 million in the prior year. The provision for credit losses on impaired loans was $4 million, a decrease of $85 million, largely due to lower commercial provisions. There was a $23 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $54 million provision in the prior year.

Non-interest expense was $544 million, a decrease of $48 million or 8% from the prior year, and adjusted non-interest expense was $538 million, a decrease of $44 million or 8%, primarily due to lower technology and employee-related costs, as well as lower other operating costs.

BMO Financial Group Second Quarter Report 2021 20

Average total gross loans and acceptances decreased $1.0 billion or 1% from the prior year to $93.4 billion. Commercial loan balances were relatively unchanged, while personal loan balances decreased 5%. Average total deposits increased $16.5 billion or 18% to $110.0 billion, with 35% growth in commercial deposits, reflecting the higher liquidity retained by customers due to the impact of COVID-19, and 1% growth in personal deposits.

Q2 2021 vs. Q1 2021

Reported net income was $542 million, a decrease of $40 million or 7% from the prior quarter, and adjusted net income was $547 million, a decrease of $42 million or 7%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $434 million and adjusted net income was $439 million, both decreasing $20 million or 4% from the prior quarter.

Total revenue was $1,092 million, a decrease of $7 million or 1% from the prior quarter. Net interest income decreased due to the impact of three fewer days in the current quarter and lower deposit margins, partially offset by higher loan margins and increased loan and deposit balances. Non-interest revenue was unchanged from the prior quarter. Net interest margin of 3.51% was unchanged from the prior quarter, as higher loan margins, including accelerated PPP fee income from loan forgiveness largely offset lower deposit margins.

Personal revenue decreased $5 million or 1%, due to lower non-interest revenue. Commercial revenue decreased $2 million, due to lower net interest income, partially offset by higher non-interest revenue.

Total recovery of the provision for credit losses was $19 million, compared with a $25 million recovery of the provision in the prior quarter. The provision for credit losses on impaired loans was $4 million, a decrease of $11 million from the prior quarter, due to lower consumer and commercial provisions. There was a $23 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $40 million recovery of the provision in the prior quarter.

Non-interest expense was $544 million, an increase of $11 million or 2% from the prior quarter, and adjusted non-interest expense was $538 million, an increase of $12 million or 2%, as higher technology and marketing costs were partially offset by lower employee-related costs.

Average total gross loans and acceptances increased $2.0 billion or 2% from the prior quarter. Commercial loan balances increased 2% and personal loan balances increased 1%. Average total deposits increased $1.9 billion or 2% to $110.0 billion, with 2% growth in commercial deposits and 1% growth in personal deposits.

Q2 YTD 2021 vs. Q2 YTD 2020

Reported net income was $1,124 million, an increase of $434 million or 63% from the prior year, and adjusted net income was $1,136 million, an increase of $426 million or 60%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $888 million, an increase of $375 million or 73% from the prior year, and adjusted net income was $898 million, an increase of $370 million or 70%.

Total revenue was $2,191 million, an increase of $115 million or 6% from the prior year. Net interest income increased due to higher loan margins and deposit balances, partially offset by lower deposit margins. Non-interest revenue increased across most categories. Net interest margin of 3.51% increased 16 basis points, primarily due to higher loan margins, accelerated PPP fee income from loan forgiveness and deposits growing faster than loans, partially offset by lower deposit margins reflecting the impact of the lower interest rate environment.

Personal revenue increased $19 million or 3%, and commercial revenue increased $96 million or 7%, both due to higher net interest income and higher non-interest revenue.

Total recovery of the provision for credit losses was $44 million, compared with a provision for credit losses of $256 million in the prior year. The provision for credit losses on impaired loans decreased $170 million, largely due to lower commercial provisions. There was a $63 million recovery of the provision for credit losses on performing loans in the current year, compared with a $67 million provision in the prior year.

Non-interest expense was $1,077 million, a decrease of $93 million or 8% from the prior year, and adjusted non-interest expense was $1,064 million, a decrease of $86 million or 7%, primarily due to lower technology and employee-related costs, as well as lower other operating costs.

Average gross loans and acceptances of $92.4 billion were relatively unchanged from the prior year. Commercial loan balances increased 1% and personal loan balances decreased 6%. Average total deposits increased $18.7 billion or 21% to $109.0 billion, with 43% growth in commercial deposits, reflecting the higher liquidity retained by customers due to the impact of COVID-19, and 1% growth in personal deposits.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

21 BMO Financial Group Second Quarter Report 2021

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q2-2021	Q1-2021	Q2-2020	YTD-2021	YTD-2020

Net interest income	237	239	212	476	443
Non-interest revenue	878	1,738	678	2,616	2,472
Total revenue	1,115	1,977	890	3,092	2,915
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(283)	601	(197)	318	519
Revenue, net of CCPB	1,398	1,376	1,087	2,774	2,396
Provision for (recovery of) credit losses on impaired loans	1	2	3	3	3
Provision for (recovery of) credit losses on performing loans	(4)	(4)	3	(8)	6
Total provision for (recovery of) credit losses	(3)	(2)	6	(5)	9
Non-interest expense	941	906	888	1,847	1,800
Income before income taxes	460	472	193	932	587
Provision for income taxes	114	114	49	228	152
Reported net income	346	358	144	704	435
Amortization of acquisition-related intangible assets (1)	7	8	9	15	18
Adjusted net income	353	366	153	719	453

Traditional Wealth businesses reported net income	296	286	160	582	369
Traditional Wealth businesses adjusted net income	303	294	169	597	387
Insurance reported net income (loss)	50	72	(16)	122	66
Insurance adjusted net income (loss)	50	72	(16)	122	66
Net income growth (%)	139.8	23.1	(52.8)	61.8	(19.9)
Adjusted net income growth (%)	130.8	22.1	(51.5)	58.8	(19.6)
Revenue growth (%)	25.4	(2.3)	(51.8)	6.1	(26.8)
Revenue growth, net of CCPB (%)	28.7	5.2	(15.2)	15.8	(4.0)
Adjusted CCPB	(283)	601	(197)	318	519
Revenue growth, net of adjusted CCPB (%)	28.7	5.2	(15.2)	15.8	(4.0)
Non-interest expense growth (%)	6.0	(0.7)	0.7	2.6	1.2
Adjusted non-interest expense growth (%)	6.2	(0.5)	0.8	2.8	1.4
Return on equity (%)	23.0	22.4	8.9	22.7	13.6
Adjusted return on equity (%)	23.6	22.9	9.5	23.2	14.2
Operating leverage, net of CCPB (%)	22.7	5.9	(15.9)	13.2	(5.2)
Adjusted operating leverage, net of CCPB (%)	22.5	5.7	(16.0)	13.0	(5.4)
Reported efficiency ratio (%)	84.5	45.8	99.9	59.7	61.8
Reported efficiency ratio, net of CCPB (%)	67.3	65.8	81.8	66.6	75.2
Adjusted efficiency ratio (%)	83.6	45.3	98.6	59.1	61.0
Adjusted efficiency ratio, net of CCPB (%)	66.6	65.1	80.7	65.9	74.2
Assets under management	525,230	518,726	464,166	525,230	464,166
Assets under administration (2)	454,241	448,786	400,649	454,241	400,649
Average assets	47,693	47,535	45,175	47,613	44,692
Average gross loans and acceptances	28,486	27,785	26,564	28,129	25,992
Average net loans and acceptances	28,446	27,740	26,528	28,086	25,959
Average deposits	51,438	49,341	43,011	50,373	41,192

(1)	Before tax amounts of $10 million in both Q2-2021 and Q1-2021 and $11 million in Q2-2020; $20 million for YTD-2021 and $22 million for YTD-2020 are included in non-interest expense.
(2)	Certain assets under management that are also administered by the bank are included in assets under administration.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q2 2021 vs. Q2 2020

BMO Wealth Management reported net income was $346 million, an increase of $202 million from the prior year, and adjusted net income was $353 million, an increase of $200 million. Traditional Wealth reported net income was $296 million, an increase of $136 million or 85%, and adjusted net income was $303 million, an increase of $134 million or 79%. Insurance net income was $50 million, compared with a net loss of $16 million in the prior year.

Total revenue was $1,115 million, an increase of $225 million or 25%. Revenue, net of CCPB, was $1,398 million, an increase of $311 million or 29%. Revenue in Traditional Wealth was $1,293 million, an increase of $219 million or 21%, due to higher non-interest revenue from growth in client assets, including stronger global markets, the impact of a legal provision in the prior year and an increase in online brokerage revenue from higher transaction volumes, partially offset by the impact of the weaker U.S. dollar. Net interest income increased, primarily due to strong deposit and loan growth, largely offset by lower margins. Insurance revenue, net of CCPB, was $105 million, an increase of $92 million, primarily due to the benefit of favourable market movements in the current year relative to unfavourable market movements in the prior year.

Non-interest expense was $941 million, an increase of $53 million or 6%, and adjusted non-interest expense was $931 million, an increase of $54 million or 6%, largely due to higher revenue-based costs and a legal provision in the current quarter, partially offset by the impact of the weaker U.S. dollar.

Assets under management increased $61.1 billion or 13%, and assets under administration increased $53.6 billion or 13% from the prior year, both due to stronger global markets and growth in client assets, partially offset by foreign exchange movements. Average gross loans and average deposits increased 7% and 20%, respectively.

BMO Financial Group Second Quarter Report 2021 22

Q2 2021 vs. Q1 2021

Reported net income was $346 million, compared with $358 million in the prior quarter, and adjusted net income was $353 million, compared with $366 million. Traditional Wealth reported net income was $296 million, an increase of $10 million or 3%, and adjusted net income was $303 million, an increase of $9 million or 3%. Insurance net income was $50 million, compared with $72 million in the prior quarter.

Total revenue was $1,115 million, compared with $1,977 million in the prior quarter. Revenue, net of CCPB, was $1,398 million, an increase of $22 million or 2%. Traditional Wealth revenue was $1,293 million, an increase of $48 million or 4%, due to higher non-interest revenue from growth in client assets, including stronger global markets, strong online brokerage revenue from continued strong transaction volumes, partially offset by the impact of three fewer days in the current quarter. Insurance revenue, net of CCPB, was $105 million, compared with $131 million in the prior quarter, due to lower underlying results and less favourable market movements.

Non-interest expense increased $35 million or 4%, primarily due to higher revenue-based costs. The impacts of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and fewer days in the current quarter were largely offset by a legal provision in the current quarter and higher technology costs.

Assets under management increased $6.5 billion or 1% from the prior quarter, and assets under administration increased $5.5 billion or 1%, primarily driven by stronger global markets and growth in client assets, partially offset by foreign exchange movements. Average gross loans and average deposits increased 3% and 4%, respectively.

Q2 YTD 2021 vs. Q2 YTD 2020

Reported net income was $704 million, an increase of $269 million or 62%, and adjusted net income was $719 million, an increase of $266 million or 59%. Traditional Wealth reported net income was $582 million, an increase of $213 million or 58%, and adjusted net income was $597 million, an increase of $210 million or 54%. Insurance net income was $122 million, an increase of $56 million or 85%.

Total revenue was $3,092 million, an increase of $177 million or 6% from the prior year. Revenue, net of CCPB, was $2,774 million, an increase of $378 million or 16%. Revenue in Traditional Wealth was $2,538 million, an increase of $303 million or 14% from the prior year, due to higher non-interest revenue from growth in client assets, including stronger global markets, an increase in online brokerage revenue and the impact of the legal provision in the prior year, partially offset by the impact of the weaker U.S. dollar. Net interest income increased, primarily due to strong deposit and loan growth, largely offset by lower margins. Insurance revenue, net of CCPB, was $236 million, an increase of $75 million or 47% from the prior year, primarily due to the benefit of favourable market movements in the current year relative to unfavourable market movements in the prior year.

Non-interest expense was $1,847 million, an increase of $47 million or 3% from the prior year, and adjusted non-interest expense was $1,827 million, an increase of $49 million or 3%, primarily due to higher revenue-based costs and a legal provision in the current year, partially offset by the impact of the weaker U.S. dollar.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

23 BMO Financial Group Second Quarter Report 2021

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q2-2021	Q1-2021	Q2-2020	YTD-2021	YTD-2020

Net interest income (teb)	743	803	855	1,546	1,551
Non-interest revenue	795	771	196	1,566	869
Total revenue (teb)	1,538	1,574	1,051	3,112	2,420
Provision for (recovery of) credit losses on impaired loans	(6)	45	73	39	126
Provision for (recovery of) credit losses on performing loans	(49)	(2)	335	(51)	332
Total provision for credit losses	(55)	43	408	(12)	458
Non-interest expense	836	879	758	1,715	1,610
Income (loss) before income taxes	757	652	(115)	1,409	352
Provision for (recovery of) income taxes (teb)	194	169	(41)	363	70
Reported net income	563	483	(74)	1,046	282
Acquisition integration costs (1)	2	2	2	4	4
Amortization of acquisition-related intangible assets (2)	5	4	4	9	8
Adjusted net income	570	489	(68)	1,059	294

Global Markets revenue	919	1,031	564	1,950	1,387
Investment and Corporate Banking revenue	619	543	487	1,162	1,033
Net income growth (%)	861.0	35.8	(129.5)	271.2	(44.4)
Adjusted net income growth (%)	943.9	35.5	(126.5)	260.2	(43.2)
Revenue growth (%)	46.3	15.0	(14.9)	28.6	2.0
Non-interest expense growth (%)	10.2	3.2	(15.0)	6.5	(4.6)
Adjusted non-interest expense growth (%)	10.2	3.1	(15.3)	6.4	(4.7)
Return on equity (%)	20.9	16.6	(3.0)	18.7	4.8
Adjusted return on equity (%)	21.1	16.8	(2.8)	18.9	5.0
Operating leverage (teb) (%)	36.1	11.8	0.1	22.1	6.6
Adjusted operating leverage (teb) (%)	36.1	11.9	0.4	22.2	6.7
Efficiency ratio (teb) (%)	54.3	55.9	72.1	55.1	66.5
Adjusted efficiency ratio (teb) (%)	53.8	55.3	71.4	54.6	65.9
Average assets	360,123	384,759	380,856	372,645	365,931
Average gross loans and acceptances	59,013	62,685	71,853	60,880	67,498
Average net loans and acceptances	58,468	62,116	71,556	60,322	67,270

(1)

KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $2 million in Q2-2021, $3 million in both Q1-2021 and Q2-2020; $5 million for YTD-2021 and $6 million for YTD-2020 are included in non-interest expense.

(2)	Before tax amounts of $6 million in both Q2-2021 and Q1-2021, and $4 million in Q2-2020; $12 million for YTD-2021 and $9 million for YTD-2020 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q2 2021 vs. Q2 2020

BMO Capital Markets reported net income was $563 million, compared with a reported net loss of $74 million in the prior year, and adjusted net income was $570 million, compared with an adjusted net loss of $68 million.

Total revenue was $1,538 million, an increase of $487 million or 46% from the prior year. Global Markets revenue increased driven by strong client activity in equities and interest rate trading revenue, as well as new debt and equity issuances, partially offset by lower foreign exchange and commodities trading revenue, and the impact of the weaker U.S. dollar. The prior year included negative impacts from equity linked notes-related businesses and the unfavourable impact from a widening of credit and funding spreads on derivative valuation adjustments. Investment and Corporate Banking revenue increased, primarily driven by higher underwriting and advisory revenue and net securities gains, partially offset by lower corporate banking-related revenue and the impact of the weaker U.S. dollar. The prior year was impacted by markdowns on the held-for-sale loan portfolio.

Total recovery of the provision for credit losses was $55 million, compared with a provision for credit losses of $408 million in the prior year. The recovery of the provision for credit losses on impaired loans was $6 million, compared with a $73 million provision in the prior year. There was a $49 million recovery of the provision for performing loans in the current quarter, compared with a $335 million provision in the prior year.

Non-interest expense was $836 million, an increase of $78 million or 10% from the prior year, and adjusted non-interest expense was $828 million, an increase of $77 million or 10%. The increase was driven by higher employee-related costs given business performance, partially offset by the impact of the weaker U.S. dollar.

Average total gross loans and acceptances decreased $12.8 billion or 18% from the prior year to $59.0 billion, primarily driven by lower loan utilizations from elevated levels in the prior year, declining balances in the non-Canadian energy portfolio and the impact of the weaker U.S. dollar.

BMO Financial Group Second Quarter Report 2021 24

Q2 2021 vs. Q1 2021

Reported net income was $563 million, an increase of $80 million or 17% from the prior quarter, and adjusted net income was $570 million, an increase of $81 million or 16%.

Total revenue was $1,538 million, a decrease of $36 million or 2%. Global Markets revenue decreased, primarily due to lower interest rate trading revenue compared with stronger client activity in the prior quarter and the impact of the weaker U.S. dollar, partially offset by higher new debt and equity issuances. Investment and Corporate Banking revenue increased driven by higher underwriting and advisory revenue and net securities gains, partially offset by lower corporate banking-related revenue, including the impact of three fewer days in the current quarter, as well as the impact of the weaker U.S. dollar.

Total recovery of the provision for credit losses was $55 million, compared with a provision for credit losses of $43 million in the prior quarter. The recovery of the provision for credit losses on impaired loans was $6 million, compared with a $45 million provision in the prior quarter. There was a $49 million recovery of the provision for credit losses on performing loans, compared with a $2 million recovery of credit losses in the prior quarter.

Non-interest expense was $836 million, a decrease of $43 million or 5% from the prior quarter, and adjusted non-interest expense was $828 million, a decrease of $42 million or 5%. The decrease was driven by lower employee-related costs, including the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, lower performance-based costs and fewer days in the current quarter, as well as the impact of the weaker U.S. dollar, partially offset by higher other operating costs.

Average total gross loans and acceptances decreased $3.7 billion or 6% from the prior quarter to $59.0 billion, due to lower utilization and authorizations, declining balances in the non-Canadian energy portfolio and the impact of the weaker U.S. dollar.

Q2 YTD 2021 vs. Q2 YTD 2020

Reported net income was $1,046 million, an increase of $764 million from the prior year, and adjusted net income was $1,059 million, an increase of $765 million.

Total revenue was $3,112 million, an increase of $692 million or 29%. Global Markets revenue increased driven by strong client activity in equities and interest rate trading revenue, as well as higher new equity and debt issuances, partially offset by lower foreign exchange trading revenue and the impact of the weaker U.S. dollar. The prior year included negative impacts from equity linked notes-related businesses and the unfavourable impact from a widening of credit and funding spreads on derivative valuation adjustments. Investment and Corporate Banking revenue increased driven by higher net securities gains and underwriting revenue, partially offset by lower corporate banking-related revenue, advisory revenue and the impact of the weaker U.S. dollar. The prior year was impacted by markdowns on the held-for-sale loan portfolio.

Total recovery of the provision for credit losses was $12 million, compared with a provision for credit losses of $458 million in the prior year. The provision for credit losses on impaired loans was $39 million, a decrease of $87 million from the prior year. There was a $51 million recovery of the provision for credit losses on performing loans, compared with a $332 million provision for credit losses in the prior year.

Non-interest expense was $1,715 million, an increase of $105 million or 6% from the prior year, and adjusted non-interest expense was $1,698 million, an increase of $103 million or 6%. The increase was driven by higher employee-related costs given business performance, partially offset by lower other operating costs and the impact of the weaker U.S. dollar.

Average total gross loans and acceptances decreased $6.6 billion or 10% to $60.9 billion, primarily due to declining balances in the non-Canadian energy portfolio, lower loan utilizations from elevated levels in the prior year, and the impact of the weaker U.S. dollar.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

25 BMO Financial Group Second Quarter Report 2021

Corporate Services

(Canadian $ in millions, except as noted)	Q2-2021	Q1-2021	Q2-2020	YTD-2021	YTD-2020

Net interest income before group teb offset	(78)	(86)	(95)	(164)	(164)
Group teb offset	(83)	(77)	(78)	(160)	(156)
Net interest income (teb)	(161)	(163)	(173)	(324)	(320)
Non-interest revenue	75	78	92	153	154
Total revenue (teb) (1)	(86)	(85)	(81)	(171)	(166)
Provision for (recovery of) credit losses on impaired loans	-	(1)	1	(1)	2
Provision for (recovery of) credit losses on performing loans	-	-	7	-	1
Total provision for (recovery of) credit losses	-	(1)	8	(1)	3
Non-interest expense (1)	980	189	77	1,169	234
Income (loss) before income taxes	(1,066)	(273)	(166)	(1,339)	(403)
Provision for (recovery of) income taxes (teb)	(154)	(130)	(84)	(284)	(216)
Reported net loss	(912)	(143)	(82)	(1,055)	(187)
Impact of divestitures (1)	772	-	-	772	-
Adjusted net loss (1)	(140)	(143)	(82)	(283)	(187)
Adjusted total revenue (teb)	(115)	(85)	(81)	(200)	(166)
Adjusted non-interest expense	180	189	77	369	234

(1)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business to Ameriprise Financial, Inc., a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and also provides cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q2 2021 vs. Q2 2020

Corporate Services reported net loss for the quarter was $912 million and adjusted net loss was $140 million, compared with a reported and adjusted net loss of $82 million in the prior year. Adjusted results for the quarter excluded the impact of divestitures of $772 million ($771 million pre-tax), including a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. Adjusted results decreased due to higher expenses and lower revenue, partially offset by the impact of a less favourable tax rate in the prior year.

Q2 2021 vs. Q1 2021

Reported net loss for the quarter was $912 million and adjusted net loss was $140 million, compared with a reported and adjusted net loss of $143 million in the prior quarter. Adjusted results were relatively unchanged.

Q2 YTD 2021 vs. Q2 YTD 2020

Reported net loss was $1,055 million and adjusted net loss was $283 million, compared with a reported and adjusted net loss of $187 million in the prior year. Adjusted results decreased due to higher expenses and lower revenue, partially offset by the impact of a less favourable tax rate in the prior year.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2021 26

Summary Quarterly Earnings Trends

(Canadian $ in millions, except as noted)	Q2-2021	Q1-2021	Q4-2020	Q3-2020	Q2-2020	Q1-2020	Q4-2019	Q3-2019
Revenue (1)	6,076	6,975	5,986	7,189	5,264	6,747	6,087	6,666
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(283)	601	-	1,189	(197)	716	335	887
Revenue, net of CCPB (1)	6,359	6,374	5,986	6,000	5,461	6,031	5,752	5,779
Provision for (recovery of) credit losses on impaired loans	155	215	339	446	413	324	231	243
Provision for (recovery of) credit losses on performing loans	(95)	(59)	93	608	705	25	22	63
Total provision for credit losses	60	156	432	1,054	1,118	349	253	306
Non-interest expense (1)	4,409	3,613	3,548	3,444	3,516	3,669	3,987	3,491
Income before income taxes	1,890	2,605	2,006	1,502	827	2,013	1,512	1,982
Provision for income taxes	587	588	422	270	138	421	318	425
Reported net income (see below)	1,303	2,017	1,584	1,232	689	1,592	1,194	1,557
Acquisition integration costs (2)	2	2	3	4	2	2	2	2
Amortization of acquisition-related intangible assets (2)	18	19	23	23	24	23	29	23
Impact of divestitures (3)	772	-	-	-	-	-	-	-
Restructuring costs (4)	-	-	-	-	-	-	357	-
Reinsurance adjustment (5)	-	-	-	-	-	-	25	-
Adjusted net income (see below)	2,095	2,038	1,610	1,259	715	1,617	1,607	1,582
Basic earnings per share ($)	1.91	3.03	2.37	1.81	1.00	2.38	1.79	2.34
Diluted earnings per share ($)	1.91	3.03	2.37	1.81	1.00	2.37	1.78	2.34
Adjusted diluted earnings per share ($)	3.13	3.06	2.41	1.85	1.04	2.41	2.43	2.38

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. Refer to the Changes in Accounting Policies in 2020 section on page 118 and in Note 1 of the audited consolidated financial statements on pages 151 and 152 in our 2020 Annual Report for further details.

(2)	Acquisition integration costs before tax and amortization of acquisition-related intangible assets before tax are charged to the non-interest expense of the operating groups.
(3)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business to Ameriprise Financial, Inc., a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

(4)	Restructuring charges recorded in Q4-2019 of $357 million after-tax ($484 million pre-tax). Restructuring costs are included in non-interest expense in Corporate Services.
(5)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB, related to the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment is included in CCPB in BMO Wealth Management.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 54 and 55 of BMO’s 2020 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the third quarter of fiscal 2019 through the second quarter of fiscal 2021.

Earnings Trends

During the second and third quarters of 2020, the major adverse impact to the global economy from the COVID-19 pandemic had a corresponding negative impact on our financial results, including higher provisions for credit losses, lower loan growth, stronger deposit growth, a negative impact on revenue from lower interest rates and reduced consumer spending, a positive impact on trading revenue due to higher client activity, and lower expense growth. In recent quarters, we have started to see a return to pre-pandemic levels, particularly in lower provisions for credit losses, as well as stronger trading activity and improved global equity markets.

Reported results in the current quarter were impacted by a write-down of goodwill related to the announced sale of our EMEA Asset Management business, a net gain on the sale of our Private Banking business in Hong Kong and Singapore, and divestiture-related costs. The fourth quarter of 2019 included a restructuring charge and a reinsurance adjustment, and all periods were impacted by the amortization of acquisition-related intangible assets, as well as acquisition integration costs.

Total revenue in the second quarter of 2021 reflected good performance across all operating groups. Revenue growth in the P&C businesses in recent quarters was negatively impacted by COVID-19, the lower interest rate environment and lower non-interest revenue, reflecting changes in client activity. Revenue performance in our market-sensitive businesses was negatively impacted by volatile market conditions in the second quarter of 2020, but improved in the second half of the year, with continued good performance through the first half of 2021. Revenue performance in BMO Wealth Management in recent quarters reflected the impact of improved global equity markets, and higher online brokerage transaction volumes, while the second quarter of 2020 was impacted by weaker markets and a legal provision. Insurance revenue, net of CCPB, is subject to variability resulting from changes in long-term interest rates, equity markets and reinsurance claims. Revenue growth in BMO Capital Markets was strong during the past four quarters, primarily due to higher trading and underwriting revenue from strong client activity following the negative impact of volatile market conditions in the second quarter of 2020.

In 2020, we recorded higher provisions for credit losses in all businesses, primarily due to the impact of the pandemic, including higher provisions on performing loans. In the first half of 2021, we recorded lower provisions for credit losses on impaired loans and recoveries of the provision for credit losses on performing loans.

Non-interest expense reflected our focus on expense management and efficiency improvement. Reported non-interest expense included the impact of the write-down of goodwill and divestiture-related costs in the second quarter of 2021 and the restructuring charge in the fourth quarter of 2019. In recent quarters, non-interest expense was driven by higher employee-related costs given business performance and higher technology-related costs, partially offset by the impact of the weaker U.S. dollar, lower COVID-19 related costs, as well as lower travel costs due to the continued impact of the pandemic.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income,

27 BMO Financial Group Second Quarter Report 2021

and the level of tax-exempt income from securities. The effective tax rate in the current quarter was impacted by the write-down of goodwill related to the announced sale of our EMEA Asset Management business.

The bank’s results reflect the impact of IFRS 16, Leases (IFRS 16), which was adopted in the first quarter of 2020, recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. Refer to the Changes in Accounting Policies in 2020 section on page 118 of BMO’s 2020 Annual Report for further details.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section. See also the Risk Management section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2020, as described in Note 27 to the audited consolidated financial statements on page 211 of BMO’s 2020 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Structured Entities, Credit Instruments and Guarantees, which are described on page 71 of BMO’s 2020 Annual Report. We consolidate our own securitization vehicles, the U.S. customer securitization vehicle, and certain capital and funding vehicles. We do not consolidate Canadian customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2020.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2020 Annual Report and in the notes to our audited consolidated financial statements for the year ended October 31, 2020, and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 114 to 119 and Note 1 to the audited consolidated financial statements on pages 150 to 155 in BMO’s 2020 Annual Report, as well as the updates provided in Note 1 to the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise 12 months of ECL is generally recorded. Significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We have applied experienced credit judgment to reflect the impact of the extraordinary and highly uncertain environment on credit conditions and the economy as a result of the COVID-19 pandemic. For additional information, refer to pages 114 to 116, and Note 4 of our audited annual consolidated financial statements on pages 159 to 164 of BMO’s 2020 Annual Report, as well as Note 3 of our unaudited interim consolidated financial statements on page 51.

Our total allowance for credit losses as at April 30, 2021, was $3,473 million ($3,814 million as at October 31, 2020), comprised of an allowance on performing loans of $2,809 million and an allowance on impaired loans of $664 million ($3,075 million and $739 million, respectively, as at October 31, 2020). The allowance on performing loans decreased $266 million from the fourth quarter of 2020, primarily driven by an improving economic outlook, movements in foreign exchange rates and positive credit migration, partially offset by the impact of the uncertain environment on future credit conditions, including a higher adverse scenario weight in the first quarter and a more severe adverse scenario in the second quarter.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of forecast economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group.

As at April 30, 2021, our base case scenario depicts a stronger economic forecast in both Canada and the United States. In Canada, real GDP growth rebounds 6.0% in 2021 as a result of significant policy stimulus and easing of restrictions as the vaccine rollout accelerates, combined with a wave of pent-up demand. Annual real GDP growth is expected to average 4.0% in 2022, as the economic recovery continues and spending returns to more normal levels. The Canadian unemployment rate is forecasted to decline steadily, though remains elevated, averaging 7.8% in 2021 and 6.3% in 2022. The U.S economy follows a similar but accelerated trajectory, given a larger policy stimulus and faster vaccine rollout. Real GDP grows 6.5% in 2021

BMO Financial Group Second Quarter Report 2021 28

and 4.5% in 2022. The U.S. unemployment rate is forecasted to fall to an average of 5.4% in 2021 and 4.1% in 2022. Our base case economic forecast as at October 31, 2020 depicted more moderate economic growth in both Canada and the United States over the medium-term projection period. If we assume a 100% base case economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $1,925 million as at April 30, 2021 ($2,375 million as at October 31, 2020), compared with the reported allowance on performing loans of $2,809 million ($3,075 million as at October 31, 2020).

As at April 30, 2021, our adverse case economic scenario depicts a contracting Canadian economy over several quarters, with real GDP declining 0.9% in 2021 and 1.1% in 2022 (based on average annual values). The adverse case scenario assumes a sharp, sustained and more severe increase in COVID-19 infections due to new variants compared with the base case forecast, a slower rollout of vaccines and renewed restrictions on a broad range of activities leading to a sharp decline in consumer and business confidence. The Canadian unemployment rate averages 12.0% in 2021 and 13.9% in 2022. Real GDP in the United States also contracts for several quarters, declining 1.6% in 2021 and 1.2% in 2022. The U.S. unemployment rate averages 9.8% in 2021 and 12.3% in 2022. The adverse case depicts a more severe economic contraction in real GDP and house prices in Canada and the United States, compared with the adverse scenario used as at October 31, 2020. In particular, when measured from the peak, the adverse scenario shows real GDP contracting 5% in both Canada and the United States, compared with 3% as at October 31, 2020. House prices are forecast to decline about 30%, rather than 16% in Canada, and 11% in the United States as at October 31, 2020. If we assume a 100% adverse economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $4,475 million as at April 30, 2021 ($4,875 million as at October 31, 2020), compared with the reported allowance on performing loans of $2,809 million ($3,075 million as at October 31, 2020).

When we measure changes in economic performance in our forecasts, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including VIX equity volatility index, corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. Many of the variables have a high degree of interdependency and as such, there is no one single factor to which loan impairment allowances as a whole are sensitive. The following table shows certain key economic variables used to estimate the allowance on performing loans during the forecast period. This table is typically provided on an annual basis; however, given the level of uncertainty in the forward-looking information due to the impact of COVID-19, the disclosures have been provided as an update to information in our 2020 Annual Report. The values shown represent the national annual average values for calendar 2021 and 2022 for all scenarios. While the values disclosed below are national variables, we use regional variables in its underlying models where appropriate.

	As at April 30, 2021						As at October 31, 2020
All figures are annual average values	Benign scenario		Base scenario		Adverse scenario		Benign scenario		Base scenario		Adverse scenario
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Real GDP growth rates (1)
Canada	8.2%	5.6%	6.0%	4.0%	(0.9)%	(1.1)%	9.0%	4.0%	6.0%	3.0%	(2.1)%	0.8%
United States	8.7%	5.7%	6.5%	4.5%	(1.6)%	(1.2)%	7.0%	3.7%	4.0%	3.0%	(2.9)%	0.8%
Corporate BBB 10-year spread
Canada	1.5%	1.9%	1.9%	2.2%	3.6%	4.4%	1.8%	2.0%	2.2%	2.2%	4.5%	4.0%
United States	1.0%	1.2%	1.4%	1.5%	4.2%	4.5%	1.6%	1.8%	2.0%	2.1%	4.4%	3.7%
Unemployment rates
Canada	6.4%	5.1%	7.8%	6.3%	12.0%	13.9%	6.4%	5.9%	8.0%	7.1%	13.8%	13.9%
United States	4.6%	3.4%	5.4%	4.1%	9.8%	12.3%	5.2%	4.6%	6.8%	5.6%	12.6%	12.7%
Housing price index (1)
Canada (2)	20.8%	10.0%	17.8%	5.1%	(12.3)%	(18.7)%	9.6%	5.4%	4.5%	2.5%	(9.1)%	(4.6)%
United States (3)	10.9%	6.5%	8.6%	4.1%	(8.6)%	(15.8)%	4.7%	4.2%	1.4%	2.7%	(7.3)%	(2.2)%

(1)	Real gross domestic product and housing price index are year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.

29 BMO Financial Group Second Quarter Report 2021

The table below shows how the bank expects the real GDP year-over-year growth rate for the base case in Canada and the United States to trend by calendar quarter. In addition, the table includes the real GDP level, compared with the calendar quarter Q4 2019, which marked the quarterly peak in real GDP prior to the pandemic beginning in calendar Q1 2020, expressed as a percentage.

Calendar quarter ended	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Real GDP growth rates year-over-year
Canada	(0.5)%	13.8%	6.2%	5.3%	5.1%	4.5%	3.7%	2.9%
United States	0.0%	12.6%	6.8%	7.0%	6.7%	4.9%	3.5%	3.0%
Real GDP level compared to calendar Q4 2019
Canada	97.6%	98.8%	100.4%	101.9%	102.6%	103.3%	104.1%	104.8%
United States	98.8%	101.2%	103.2%	104.4%	105.4%	106.2%	106.8%	107.5%

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $2,050 million ($2,300 million as at October 31, 2020), compared with the reported allowance for performing loans of $2,809 million ($3,075 million as at October 31, 2020).

Information on the Provision for Credit Losses for the three and six months ended April 30, 2021, can be found on page 11 in this document.

This Allowance for Credit Losses section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section. See also the Risk Management section.

Caution

This Accounting Policies and Critical Accounting Estimates section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies

Interbank Offered Rate (IBOR) Reform

Effective November 1, 2020, we early adopted Phase 2 amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts, as well as IFRS 16, Leases. These amendments address issues that arise from implementation of IBOR reform, where IBOR are replaced with alternative benchmark rates.

For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 hedge accounting requirements to hedging relationships affected by IBOR reform. For example, there is an exception from the requirement to discontinue hedge accounting as a result of changes to hedge documentation required solely by IBOR reform. The amendments also require additional disclosure that allows users to understand the effect of IBOR reform on our financial instruments and risk management strategy.

Further details are provided in Note 1 to our unaudited interim consolidated financial statements on page 48.

Conceptual Framework

Effective November 1, 2020, BMO adopted the revised Conceptual Framework (Framework), which sets out the fundamental concepts for financial reporting to ensure consistency in standard-setting decisions and that similar transactions are treated in a similar way, so as to provide useful information to users of financial statements. The revised Framework had no impact on our accounting policies.

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. Information on new standards and amendments to existing standards, which are effective for the bank in the future, can be found on page 119 and in Note 1 to the audited annual consolidated financial statements on page 155 of BMO’s 2020 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 63, the Risks That May Affect Future Results section starting on page 73, the Liquidity and Funding Risk section starting on page 97, and the Legal and Regulatory Risk section starting on page 110 of BMO’s 2020 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2021 30

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section on pages 73 to 113 of BMO’s 2020 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described on pages 73 to 77 of BMO’s 2020 Annual Report. The following is an update to the 2020 Annual Report.

General Economic Conditions and COVID-19 Pandemic Related Risks

The pandemic continues to have a prevailing impact on economic recovery, with prolonged closures impacting already-strained sectors of the economy. The economic outlook for the second half of 2021 has improved based on the increased availability of a number of COVID-19 vaccines, as well as the acceleration of vaccine roll-out programs. However, vaccine availability and hesitancy, severe mutations of the virus and a possible resurgence of cases, contribute to economic uncertainty and pose a risk to the bank in the event that they may necessitate further lockdown measures across North America and globally. This may significantly impact our stakeholders, partners and customers, particularly those already impacted by the pandemic and lockdown measures.

Benchmark Interest Rate Reform

On March 5, 2021, the Financial Conduct Authority (FCA) confirmed that LIBOR settings will cease to be provided by any administrator immediately after December 31, 2021, for all sterling, euro, Swiss franc and Japanese yen settings, as well as the 1-week and 2-month USD LIBOR settings. The remaining USD LIBOR settings will cease to be provided immediately after June 30, 2023. U.S. prudential regulators have issued supervisory guidance that the extension of certain USD LIBOR settings to June 30, 2023, applies only to legacy contracts; new issuances of LIBOR-based instruments must cease by December 31, 2021. The announcement followed the completion of the ICE Benchmark Administration consultation regarding the process and timing for the orderly wind-down of LIBOR for legacy contracts. Our enterprise-wide IBOR Transition Office has adjusted the project plan accordingly to align with these extended timelines and continues to monitor for changes and updates from regulators and industry working groups, in order to facilitate a smooth and timely transition for BMO and its clients.

Market Risk

BMO’s market risk management practices and key measures are outlined on pages 92 to 96 of BMO’s 2020 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages between Balance Sheet Items and Market Risk Disclosures

	As at April 30, 2021				As at October 31, 2020

	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Primary risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	98,593	-	98,593	-	57,408	-	57,408	-	Interest rate
Interest bearing deposits with banks	8,955	69	8,886	-	9,035	217	8,818	-	Interest rate
Securities	212,867	90,454	122,413	-	234,260	97,723	136,537	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	98,327	-	98,327	-	111,878	-	111,878	-	Interest rate
Loans (net of allowance for credit losses)	444,608	3,236	441,372	-	447,420	2,416	445,004	-	Interest rate, foreign exchange
Derivative instruments	37,998	34,229	3,769	-	36,815	32,457	4,358	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	11,952	-	11,952	-	13,493	-	13,493	-	Interest rate
Other assets	36,538	3,347	16,995	16,196	38,952	5,328	16,223	17,401	Interest rate
Total Assets	949,838	131,335	802,307	16,196	949,261	138,141	793,719	17,401

Liabilities Subject to Market Risk
Deposits	657,201	21,487	635,714	-	659,034	18,074	640,960	-	Interest rate, foreign exchange
Derivative instruments	33,218	30,928	2,290	-	30,375	26,355	4,020	-	Interest rate, foreign exchange
Acceptances	11,952	-	11,952	-	13,493	-	13,493	-	Interest rate
Securities sold but not yet purchased	32,540	32,540	-	-	29,376	29,376	-	-
Securities lent or sold under repurchase agreements	87,703	-	87,703	-	88,658	-	88,658	-	Interest rate
Other liabilities	64,567	-	64,210	357	63,316	-	63,082	234	Interest rate
Subordinated debt	7,144	-	7,144	-	8,416	-	8,416	-	Interest rate
Total Liabilities	894,325	84,955	809,013	357	892,668	73,805	818,629	234

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet, insurance risk management framework and secured financing transactions.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

31 BMO Financial Group Second Quarter Report 2021

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) and Average Total Trading Stressed Value at Risk (SVaR) decreased quarter-over-quarter as the Q2 2020 market volatility transitioned out of the historical period used for VaR, and fixed income credit risks and equity option risks reduced.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)

	For the quarter ended April 30, 2021				January 31, 2021	April 30, 2020

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average

Commodity VaR	2.6	2.4	4.6	1.3	4.6	1.7
Equity VaR	13.3	15.9	23.0	12.5	19.2	17.5
Foreign exchange VaR	1.9	2.0	3.1	1.2	4.2	3.2
Interest rate VaR (3)	18.6	36.1	51.6	18.1	47.1	16.4
Debt-specific risk	2.4	3.6	4.7	2.4	4.3	2.5
Diversification	(14.3)	(24.0)	nm	nm	(33.5)	(12.1)

Total Trading VaR	24.5	36.0	48.1	24.5	45.9	29.2

Total Trading SVaR	44.6	40.5	46.7	36.3	46.2	62.7

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.
(3)	Interest rate VaR includes general credit spread risk.

  nm - not meaningful

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates and benefit to falling interest rates increased relative to January 31, 2021, primarily due to modelled deposit pricing being more rate-sensitive at higher projected interest rate levels following the increase in term market rates during the quarter. Structural earnings benefit to rising interest rates and exposure to falling interest rates remained relatively unchanged relative to January 31, 2021.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1)(2)

	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)			April 30, 2021	January 31, 2021	April 30, 2020			April 30, 2021	January 31, 2021	April 30, 2020
	Canada (3)(4)	United States	Total	Total (4)	Total (4)	Canada (3)(4)	United States	Total	Total (4)	Total (4)
100 basis point increase	(859.3)	(603.2)	(1,462.5)	(1,044.4)	(654.2)	19.1	285.0	304.1	300.0	338.5
25/100 basis point decrease	190.2	53.1	243.3	97.7	34.5	(34.6)	(88.3)	(122.8)	(109.8)	(112.4)

(1)	Losses are in parentheses and benefits are presented as positive numbers.
(2)

Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at April 30, 2021 would result in an increase in earnings before tax of $43 million ($41 million as at January 31, 2021 and $42 million as at April 30, 2020). A 25 basis point decrease in interest rates as at April 30, 2021 would result in a decrease in earnings before tax of $11 million ($10 million as at January 31, 2021 and $11 million as at April 30, 2020). A 10% increase in equity market values as at April 30, 2021 would result in an increase in earnings before tax of $31 million ($38 million as at January 31, 2021 and $57 million as at April 30, 2020). A 10% decrease in equity market values as at April 30, 2021 would result in a decrease in earnings before tax of $31 million ($39 million as at January 31, 2021 and $56 million as at April 30, 2020). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings, and did so during the 2021 and 2020 fiscal years. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of the bank’s policy benefit liabilities is reflected in other liabilities on the Consolidated Balance Sheet. The impact of insurance market risk is not reflected in the table.

(3)	Includes Canadian dollar and other currencies.
(4)	Measures reflect revised modeling assumptions effective January 31, 2021. Prior periods have been updated to reflect the revised approach and to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2021 32

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the second quarter of 2021. We experienced strong customer deposit growth in the second quarter, partially offset by the impact of a weaker U.S. dollar, while wholesale funding declined due to wholesale funding maturities and the impact of a weaker U.S. dollar. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada, the United States and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $308.1 billion as at April 30, 2021, compared with $311.6 billion as at January 31, 2021. The decrease in unencumbered liquid assets was primarily due to the impact of the weaker U.S. dollar, partially offset by higher cash balances. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table on page 34.

Liquid Assets

	As at April 30, 2021					As at January 31, 2021

(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)

Cash and cash equivalents	98,593	-	98,593	90	98,503	72,979
Deposits with other banks	8,955	-	8,955	-	8,955	8,376
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	89,950	84,103	174,053	105,701	68,352	93,606
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	50,426	6,313	56,739	18,995	37,744	39,080
Corporate & other debt	21,231	21,363	42,594	8,732	33,862	34,231
Corporate equity	51,260	60,475	111,735	66,998	44,737	47,158
Total securities and securities borrowed or purchased under resale agreements	212,867	172,254	385,121	200,426	184,695	214,075
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	20,138	-	20,138	4,231	15,907	16,176
Total liquid assets	340,553	172,254	512,807	204,747	308,060	311,606

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

33 BMO Financial Group Second Quarter Report 2021

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2021	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	107,548	-	90	-	107,458
Securities (5)	405,259	167,836	36,821	12,575	188,027
Loans	424,471	56,194	785	228,727	138,765
Other assets
Derivative instruments	37,998	-	-	37,998	-
Customers’ liability under acceptances	11,952	-	-	11,952	-
Premises and equipment	4,298	-	-	4,298	-
Goodwill	5,375	-	-	5,375	-
Intangible assets	2,323	-	-	2,323	-
Current tax assets	1,141	-	-	1,141	-
Deferred tax assets	1,294	-	-	1,294	-
Other assets	22,107	6,876	-	15,231	-
Total other assets	86,488	6,876	-	79,612	-
Total assets	1,023,766	230,906	37,696	320,914	434,250

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at January 31, 2021	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	81,467	-	112	-	81,355
Securities (5)	444,151	175,475	38,425	13,190	217,061
Loans	431,569	60,549	793	234,046	136,181
Other assets
Derivative instruments	34,054	-	-	34,054	-
Customers’ liability under acceptances	11,878	-	-	11,878	-
Premises and equipment	4,202	-	-	4,202	-
Goodwill	6,365	-	-	6,365	-
Intangible assets	2,388	-	-	2,388	-
Current tax assets	1,434	-	-	1,434	-
Deferred tax assets	1,339	-	-	1,339	-
Other assets	23,465	6,966	-	16,499	-
Total other assets	85,125	6,966	-	78,159	-
Total assets	1,042,312	242,990	39,330	325,395	434,597

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that are pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $12.6 billion as at April 30, 2021, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, such as incremental securitization, covered bond issuances and Federal Home Loan Bank advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $474.4 billion as at April 30, 2021, increasing from $472.0 billion as at January 31, 2021. Underlying growth in retail and commercial deposits was partially offset by the impact of the weaker U.S. dollar. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $30.4 billion as at April 30, 2021, an increase from $25.6 billion as at January 31, 2021.

Total wholesale funding outstanding, which largely consists of negotiable marketable securities, was $182.4 billion as at April 30, 2021, with $51.3 billion sourced as secured funding and $131.1 billion as unsecured funding. Wholesale funding outstanding decreased from $195.3 billion as at January 31, 2021, primarily due to net wholesale funding maturities during the quarter and the impact of the weaker U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found on page 38. BMO maintains a sizeable portfolio of unencumbered liquid assets, totaling $308.1 billion as at April 30, 2021, that can be monetized to meet potential funding requirements, as described on page 33.

The Government of Canada’s final regulations on Canada’s Bank Recapitalization (Bail-In) Regime became effective on September 23, 2018. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions. BMO is required to meet minimum Total Loss Absorbing Capacity (TLAC) ratio requirements by November 1, 2021. We continue to be well-positioned to meet TLAC requirements when they come into force. For more information, please see Regulatory Capital and Total Loss Absorbing Capacity Ratios on page 64 of BMO’s 2020 Annual Report.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term

BMO Financial Group Second Quarter Report 2021 34

Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance (TF) loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the Balance Sheet and Capital Management Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at April 30, 2021								As at January 31, 2021
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	4,348	443	71	521	5,383	-	-	5,383	4,943
Certificates of deposit and commercial paper	11,105	12,455	14,142	21,067	58,769	1,228	-	59,997	62,254
Bearer deposit notes	530	1,430	48	-	2,008	-	-	2,008	2,967
Asset-backed commercial paper (ABCP)	793	1,790	1,293	457	4,333	-	-	4,333	4,840
Senior unsecured medium-term notes	-	114	8,636	7,020	15,770	10,198	26,023	51,991	58,258
Senior unsecured structured notes (2)	89	66	-	2	157	-	4,402	4,559	4,746
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	2,046	442	1,631	4,119	3,158	13,807	21,084	20,481
Covered bonds	-	1,842	-	2,149	3,991	10,478	6,756	21,225	24,479
Other asset-backed securitizations (3)	-	-	-	1,341	1,341	2,497	814	4,652	5,073
Subordinated debt	-	1,240	-	-	1,240	-	5,903	7,143	7,276
Total	16,865	21,426	24,632	34,188	97,111	27,559	57,705	182,375	195,317
Of which:
Secured	793	5,678	1,735	5,578	13,784	16,133	21,377	51,294	54,873
Unsecured	16,072	15,748	22,897	28,610	83,327	11,426	36,328	131,081	140,444
Total (4)	16,865	21,426	24,632	34,188	97,111	27,559	57,705	182,375	195,317

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes covered bonds issued to access central bank programs, repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table on page 38, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $50.5 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $131.9 billion as at April 30, 2021.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should our credit ratings experience a downgrade, cost of funding would likely increase and access to funding and capital through the wholesale markets could be reduced. A material downgrade of its ratings could also have other consequences, including those set out in Note 8 starting on page 168 of BMO’s 2020 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, Standard & Poor’s (S&P) and DBRS have a stable outlook on BMO and Fitch has a negative outlook.

As at April 30, 2021

Rating agency	Short-term debt	Senior debt (1)	Long-term deposits/ Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1(hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Negative
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

BMO is required to deliver collateral to certain counterparties in the event of a downgrade of its current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at April 30, 2021, we would be required to provide additional collateral to counterparties totalling $183 million, $411 million and $832 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

35 BMO Financial Group Second Quarter Report 2021

Liquidity Coverage Ratio

The average daily LCR for the quarter ended April 30, 2021 was 129%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR was down from 130% in the prior quarter, primarily due to a decrease in HQLA. While banks are required to maintain an LCR of greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during such a period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weights prescribed by the Office of the Superintendent of Financial Institutions (OSFI) are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. above 100%, because of limitations on the transfer of liquidity between BMO Financial Corp. and the parent bank. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 33.

Additional information on Liquidity and Funding Risk governance can be found on page 97 of BMO’s 2020 Annual Report. Please also see the Risk Management section.

	For the quarter ended April 30, 2021
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1)(2)	Total weighted value (average) (2)(3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	197.8

Cash Outflows
Retail deposits and deposits from small business customers, of which:	224.1	15.4
Stable deposits	109.8	3.3
Less stable deposits	114.3	12.1
Unsecured wholesale funding, of which:	236.7	114.8
Operational deposits (all counterparties) and deposits in networks of cooperative banks	115.1	28.7
Non-operational deposits (all counterparties)	99.3	63.8
Unsecured debt	22.3	22.3
Secured wholesale funding	*	26.9
Additional requirements, of which:	174.3	35.2
Outflows related to derivatives exposures and other collateral requirements	12.4	4.7
Outflows related to loss of funding on debt products	2.6	2.6
Credit and liquidity facilities	159.3	27.9
Other contractual funding obligations	1.5	-
Other contingent funding obligations	418.5	7.8
Total cash outflows	*	200.1

Cash Inflows
Secured lending (e.g. reverse repos)	152.9	34.2
Inflows from fully performing exposures	8.3	4.4
Other cash inflows	8.6	8.6
Total cash inflows	169.8	47.2

		Total adjusted value (4)
Total HQLA		197.8
Total net cash outflows		152.9
Liquidity Coverage Ratio (%) (2)		129

For the quarter ended January 31, 2021		Total adjusted value (4)
Total HQLA		200.5
Total net cash outflows		154.2
Liquidity Coverage Ratio (%)		130

  * Disclosure is not required under the LCR disclosure standard.

(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 63 business days in the second quarter of 2021.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

BMO Financial Group Second Quarter Report 2021 36

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of a bank’s assets. The NSFR is defined as the ratio between the amount of available stable funding (ASF) and the amount of required stable funding (RSF). ASF means the proportion of own and third-party resources that are expected to be reliable over the one-year horizon (includes customer deposits and long-term wholesale funding). Therefore, unlike the LCR, which is short-term, the NSFR measures a bank’s medium and long-term resilience. The stable funding requirements for each institution are set based on the liquidity and maturity characteristics of its balance sheet assets and off-balance sheet exposures. OSFI-prescribed weights are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%, effective January 1, 2020, and to publicly disclose their NSFR, effective for the quarter ended January 31, 2021. BMO’s NSFR was 119% as at April 30, 2021, exceeding the regulatory minimum. The NSFR was up from 118% in the prior quarter, primarily due to lower required stable funding.

	For the quarter ended April 30, 2021
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year
Available Stable Funding (ASF) Item
Capital:	-	-	-	61.4	61.4
Regulatory capital	-	-	-	61.0	61.0
Other capital instruments	-	-	-	0.4	0.4
Retail deposits and deposits from small business customers:	201.3	30.0	17.2	29.5	259.0
Stable deposits	101.3	14.3	8.1	6.7	124.3
Less stable deposits	100.0	15.7	9.1	22.8	134.7
Wholesale funding:	221.0	171.5	38.1	66.3	184.8
Operational deposits	112.1	-	-	-	56.0
Other wholesale funding	108.9	171.5	38.1	66.3	128.8
Liabilities with matching interdependent assets	-	1.7	1.6	14.0	-
Other liabilities:	4.5	*	*	40.5	4.5
NSFR derivative liabilities	*	*	*	7.7	*
All other liabilities and equity not included in the above categories	4.5	28.1	0.5	4.2	4.5
Total ASF	*	*	*	*	509.7

Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	20.0
Deposits held at other financial institutions for operational purposes	-	-	-	-	-
Performing loans and securities:	141.0	127.0	39.4	237.8	353.9
Performing loans to financial institutions secured by Level 1 HQLA	-	39.1	2.4	-	3.2
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	21.1	55.0	5.1	9.9	39.8
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	84.1	24.4	24.9	112.3	188.3
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	12.5	7.0	6.7	104.3	92.0
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	12.5	6.7	6.4	101.0	88.7
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	23.3	1.5	0.3	11.3	30.6
Assets with matching interdependent liabilities	-	1.7	1.6	14.0	-
Other assets:	16.0	*	*	30.6	37.6
Physical traded commodities, including gold	3.4	*	*	*	2.9
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs	*	*	*	8.1	6.9
NSFR derivative assets	*	*	*	7.3	-
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	0.6	0.6
All other assets not included in the above categories	12.6	2.7	0.1	11.8	27.2
Off-balance sheet items	*	*	*	450.4	15.8
Total RSF	*	*	*	*	427.3
Net Stable Funding Ratio (%)	*	*	*	*	119

For the quarter ended January 31, 2021					Weighted Value (2)
Total ASF					517.8
Total RSF					437.8
Net Stable Funding Ratio (%)					118

  * Disclosure is not required under the NSFR disclosure standard.

(1)

Items to be reported in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

37 BMO Financial Group Second Quarter Report 2021

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. BMO forecasts asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									April 30, 2021
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments Assets
Cash and Cash Equivalents	97,500	-	-	-	-	-	-	-	1,093	98,593
Interest Bearing Deposits with Banks	3,975	2,088	1,170	763	959	-	-	-	-	8,955
Securities	4,361	5,214	3,485	4,528	4,012	13,210	46,189	82,026	49,842	212,867
Securities Borrowed or Purchased under Resale Agreements	70,955	17,615	6,163	1,568	1,148	878	-	-	-	98,327
Loans
Residential mortgages	1,332	2,252	3,890	2,986	2,810	20,625	89,341	7,293	-	130,529
Consumer instalment and other personal	421	574	800	928	816	4,961	29,922	11,789	21,707	71,918
Credit cards	-	-	-	-	-	-	-	-	7,488	7,488
Business and government	27,443	9,230	9,323	8,481	11,345	27,479	73,269	14,655	56,477	237,702
Allowance for credit losses	-	-	-	-	-	-	-	-	(3,028)	(3,028)
Total Loans, net of allowance	29,196	12,056	14,013	12,395	14,971	53,065	192,532	33,737	82,644	444,609
Other Assets
Derivative instruments	2,067	2,868	2,289	4,544	1,301	5,650	11,027	8,252	-	37,998
Customers’ liability under acceptances	8,730	3,144	78	-	-	-	-	-	-	11,952
Other	2,059	422	141	12	11	10	2	4,765	29,116	36,538
Total Other Assets	12,856	6,434	2,508	4,556	1,312	5,660	11,029	13,017	29,116	86,488
Total Assets	218,843	43,407	27,339	23,810	22,402	72,813	249,750	128,780	162,695	949,839

(Canadian $ in millions)									April 30, 2021
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)(2)
Banks	9,905	4,826	1,052	218	2,084	6	-	25	7,741	25,857
Business and government	26,261	23,786	26,295	16,623	20,075	24,042	34,381	14,096	232,402	417,961
Individuals	3,007	7,903	9,712	9,804	8,676	8,623	10,662	2,789	152,207	213,383
Total Deposits	39,173	36,515	37,059	26,645	30,835	32,671	45,043	16,910	392,350	657,201
Other Liabilities
Derivative instruments	2,680	3,055	2,203	3,254	1,560	4,603	9,331	6,532	-	33,218
Acceptances	8,730	3,144	78	-	-	-	-	-	-	11,952
Securities sold but not yet purchased (3)	32,540	-	-	-	-	-	-	-	-	32,540
Securities lent or sold under repurchase agreements (3)	72,631	10,148	4,033	441	450	-	-	-	-	87,703
Securitization and structured entities’ liabilities	74	2,906	506	1,894	1,589	5,515	9,264	3,909	-	25,657
Other	11,248	335	122	362	609	779	1,310	3,404	20,741	38,910
Total Other Liabilities	127,903	19,588	6,942	5,951	4,208	10,897	19,905	13,845	20,741	229,980
Subordinated Debt	-	1,240	-	-	-	-	25	5,879	-	7,144
Total Equity	-	-	-	-	-	-	-	-	55,514	55,514
Total Liabilities and Equity	167,076	57,343	44,001	32,596	35,043	43,568	64,973	36,634	468,605	949,839

 (1) Deposits payable on demand and payable after notice have been included under no maturity.

 (2) Deposits totalling $22,649 million as at April 30, 2021 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.

 (3) Presented based on their earliest maturity date.

(Canadian $ in millions)									April 30, 2021
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	2,783	6,472	7,995	11,383	14,005	36,177	90,302	5,510	-	174,627
Backstop liquidity facilities	-	-	-	-	-	5,036	-	-	-	5,036
Leases	-	-	-	-	1	11	62	379	-	453
Securities lending	3,956	-	-	-	-	-	-	-	-	3,956
Purchase obligations	15	29	50	43	40	148	165	47	-	537

(1)

Commitments to extend credit exclude personal lines of credit, credit cards and other credit instruments that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group Second Quarter Report 2021 38

(Canadian $ in millions)									October 31, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments Assets
Cash and Cash Equivalents	56,434	-	-	-	-	-	-	-	974	57,408
Interest Bearing Deposits with Banks	3,901	1,673	1,266	1,204	991	-	-	-	-	9,035
Securities	4,838	5,804	7,817	6,263	4,678	15,730	54,846	85,949	48,335	234,260
Securities Borrowed or Purchased under Resale Agreements	79,354	17,030	12,111	2,172	708	503	-	-	-	111,878
Loans
Residential mortgages	2,077	2,110	4,627	5,795	4,928	19,551	80,480	7,456	-	127,024
Consumer instalment and other personal	677	690	1,229	1,223	1,217	5,229	25,243	12,135	22,505	70,148
Credit cards	-	-	-	-	-	-	-	-	7,889	7,889
Business and government	23,806	6,056	7,847	7,259	6,852	27,816	77,936	35,824	52,266	245,662
Allowance for credit losses	-	-	-	-	-	-	-	-	(3,303)	(3,303)
Total Loans, net of allowance	26,560	8,856	13,703	14,277	12,997	52,596	183,659	55,415	79,357	447,420
Other Assets
Derivative instruments	3,400	5,472	2,111	1,140	915	4,369	9,393	10,015	-	36,815
Customers’ liability under acceptances	9,609	3,633	251	-	-	-	-	-	-	13,493
Other	1,873	580	188	20	13	16	4	4,530	31,728	38,952
Total Other Assets	14,882	9,685	2,550	1,160	928	4,385	9,397	14,545	31,728	89,260
Total Assets	185,969	43,048	37,447	25,076	20,302	73,214	247,902	155,909	160,394	949,261

(Canadian $ in millions)									October 31, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)(2)
Banks	13,499	3,982	13,106	455	463	7	-	28	7,285	38,825
Business and government	24,056	21,813	33,713	13,862	17,567	20,070	45,287	11,129	213,182	400,679
Individuals	4,295	11,509	13,019	11,086	10,192	7,778	12,709	2,007	146,935	219,530
Total Deposits	41,850	37,304	59,838	25,403	28,222	27,855	57,996	13,164	367,402	659,034
Other Liabilities
Derivative instruments	1,374	4,499	1,684	1,171	1,088	3,911	8,588	8,060	-	30,375
Acceptances	9,609	3,633	251	-	-	-	-	-	-	13,493
Securities sold but not yet purchased (3)	29,376	-	-	-	-	-	-	-	-	29,376
Securities lent or sold under repurchase agreements (3)	69,142	10,747	7,439	878	-	452	-	-	-	88,658
Securitization and structured entities’ liabilities	30	1,656	334	2,810	1,169	4,946	12,577	3,367	-	26,889
Other	10,301	804	102	109	181	798	1,326	3,706	19,100	36,427
Total Other Liabilities	119,832	21,339	9,810	4,968	2,438	10,107	22,491	15,133	19,100	225,218
Subordinated Debt	-	-	-	-	-	-	-	8,416	-	8,416
Total Equity	-	-	-	-	-	-	-	-	56,593	56,593
Total Liabilities and Equity	161,682	58,643	69,648	30,371	30,660	37,962	80,487	36,713	443,095	949,261

 (1) Deposits payable on demand and payable after notice have been included under no maturity.

 (2) Deposits totalling $27,353 million as at October 31, 2020 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.

 (3) Presented based on their earliest maturity date.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

(Canadian $ in millions)									October 31, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,789	5,617	11,163	12,287	14,289	31,607	95,881	6,595	-	179,228
Backstop liquidity facilities	-	-	-	-	-	-	5,601	-	-	5,601
Leases	-	-	3	3	3	38	158	786	-	991
Securities lending	4,349	-	-	-	-	-	-	-	-	4,349
Purchase obligations	14	27	38	38	56	162	179	62	-	576

(1)

Commitments to extend credit exclude personal lines of credit, credit cards and other credit instruments that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

39 BMO Financial Group Second Quarter Report 2021

European Exposures

BMO’s European exposures were disclosed and discussed on pages 90 and 91 of BMO’s 2020 Annual Report. Our exposure to European countries, as at April 30, 2021, is set out in the tables that follow. Our net portfolio exposures are summarized in the below tables for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1)

(Canadian $ in millions)
As at April 30, 2021	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (7)	446	-	-	-	-	8	175	-	183	629
Italy	15	-	-	-	-	-	-	-	-	15
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	107	49	2	-	51	11	1	-	12	170
Total – GIIPS	568	49	2	-	51	19	176	-	195	814
Eurozone (excluding GIIPS)
France	183	70	-	498	568	36	59	6	101	852
Germany	345	632	43	270	945	194	4	1	199	1,489
Netherlands	349	578	-	-	578	68	244	-	312	1,239
Other (8)	323	-	1	89	90	2	33	-	35	448
Total – Eurozone (excluding GIIPS)	1,200	1,280	44	857	2,181	300	340	7	647	4,028
Rest of Europe
Norway	558	121	-	-	121	-	6	-	6	685
Sweden	16	229	-	295	524	5	-	-	5	545
Switzerland	370	18	-	-	18	87	12	-	99	487
United Kingdom	2,149	66	150	5,613	5,829	518	192	83	793	8,771
Other (8)	59	41	-	6	47	11	8	6	25	131
Total – Rest of Europe	3,152	475	150	5,914	6,539	621	218	89	928	10,619
Total – All of Europe (9)	4,920	1,804	196	6,771	8,771	940	734	96	1,770	15,461

As at January 31, 2021	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Total – GIIPS	596	51	1	22	74	-	113	-	113	783
Total – Eurozone (excluding GIIPS)	1,396	1,025	47	1,286	2,358	155	306	6	467	4,221
Total – Rest of Europe	3,068	795	169	7,173	8,137	530	435	143	1,108	12,313
Total – All of Europe (9)	5,060	1,871	217	8,481	10,569	685	854	149	1,688	17,317

Refer to footnotes in the following table.

European Lending Exposure by Country and Counterparty (1)

	Lending (2)
(Canadian $ in millions)	Funded lending as at April 30, 2021			As at April 30, 2021		As at January 31, 2021
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded
GIIPS
Greece	-	-	-	-	-	-	-
Ireland (7)	-	446	-	558	446	642	485
Italy	15	-	-	15	15	17	17
Portugal	-	-	-	-	-	-	-
Spain	105	2	-	182	107	174	94
Total – GIIPS	120	448	-	755	568	833	596
Eurozone (excluding GIIPS)
France	136	47	-	322	183	382	235
Germany	191	155	-	512	346	675	472
Netherlands	63	285	-	407	348	374	328
Other (8)	101	222	-	384	323	437	361
Total – Eurozone (excluding GIIPS)	491	709	-	1,625	1,200	1,868	1,396
Rest of Europe
Norway	36	522	-	1,062	558	1,100	613
Sweden	16	-	-	190	16	113	16
Switzerland	14	356	-	443	370	348	271
United Kingdom	15	2,134	-	3,248	2,149	3,439	2,105
Other (8)	-	59	-	90	59	96	63
Total – Rest of Europe	81	3,071	-	5,033	3,152	5,096	3,068
Total – All of Europe (9)	692	4,228	-	7,413	4,920	7,797	5,060

(1)

BMO has the following indirect exposures to Europe as at April 30, 2021: Collateral of €2.9 billion to support trading activity in securities (€457 million from GIIPS) and €395 million of cash collateral held; and, guarantees of $10.1 billion ($201 million to GIIPS).

(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $154 million, with no net single-name* CDS exposure to GIIPS countries as at April 30, 2021 (*includes a net position of $117 million (bought protection) on a CDS Index, of which 14% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($35 billion for Europe as at April 30, 2021).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $120 million as at April 30, 2021.
(8)	Other Eurozone exposure includes 6 countries with less than $300 million net exposure. Other European exposure is distributed across 6 countries.
(9)	Of our total net direct exposure to Europe, approximately 94% was to counterparties in countries with a rating of Aa2/AA from at least one of Moody’s or S&P.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2021 40

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed in the index below, as presented in the 2020 Annual Report and the Second Quarter 2021 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRC). Information within the SFI or SRC is not and should not be considered incorporated by reference into our Second Quarter 2021 Report to Shareholders.

Topic	EDTF Disclosure	Q2 2021			Annual Report Page
		RTS Page	SFI Page	SRC Page

General

1	Present all risk-related information in each report, providing an index for easy navigation.	3	Index	Index	73-113

2	Define the bank’s risk terminology and risk measures and present key parameters used.	31	-	-	84-113, 212-213

3	Discuss top and emerging risks for the bank.	5, 31	-	-	73-75

4	Outline plans to meet new key regulatory ratios once the applicable rules are finalized.	15	-	-	64, 67-68, 103

Risk Governance and Risk Management Strategies/Business Model
5	Summarize the bank’s risk management organization, processes, and key functions.	-	-	-	78-83
6	Describe the bank’s risk culture and procedures applied to support the culture.	-	-	-	79
7	Describe key risks that arise from the bank’s business model and activities.	-	-	-	80, 82
8	Describe the use of stress testing within the bank’s risk governance and capital frameworks.	-	-	-	83

Capital Adequacy and Risk-Weighted Assets (RWA)

9	Provide minimum Pillar 1 capital requirements.	-	-	3-4, 10	63-66

10	Summarize information contained in the composition of capital templates and reconciliation of the accounting balance sheet to the regulatory balance sheet. • A Main Features template can also be found on BMO’s website at www.bmo.com under Investor Relations and Regulatory Filings.	15	-	3-5	67

11	Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital.	-	-	6	-

12	Discuss capital planning within a more general discussion of management’s strategic planning.	-	-	-	63

13	Provide granular information to explain how RWA relate to business activities.	-	-	11	68

14	Present a table showing the capital requirements for each method used for calculating RWA. • Information about significant models used to determine RWA is provided in our Annual Report.	-	-	11, 17, 18, 21-30 and 37-43	68, 85-87

15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios. • Information on retail and wholesale credit risk in the banking book is provided.	-	-	17-30, 37-43	-

16	Present a flow statement that reconciles movements in RWA by credit risk and market risk. • Includes flow statements for credit risk and market risk RWA movement by key driver.	-	-	31, 57	-

17	Describe the bank’s Basel validation and back-testing process. • Included in our SRC information is our estimated and actual loss parameter information.	-	-	58	109

41 BMO Financial Group Second Quarter Report 2021

Topic	EDTF Disclosure	Q2 2021			Annual Report Page
		RTS Page	SFI Page	SRC Page

Liquidity

18	Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs.	33-34, 36	-	-	97-103

Funding

19	Summarize encumbered and unencumbered assets in a table by balance sheet category.	34	33	-	100

20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity.	38-39	-	-	104-105

21	Discuss the bank’s sources of funding and describe the bank’s funding strategy. • Includes tables showing the composition and maturity of wholesale funding.	34-35, 37	-	-	101-102

Market Risk

22	Provide a breakdown of balance sheet positions into trading and non-trading market risk measures.	31	-	-	96

23	Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures.	32	-	-	92-94, 95-96

24	Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model.	-	-	-	92, 93, 95, 109

25	Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures. • Includes information on the use of stress testing, scenario analysis, stressed VaR, structural balance sheet and economic value sensitivities for market risk management.	32	-	-	92-93

Credit Risk

26	Provide information about the bank’s credit risk profile.	11-12, 51-55	18-30	11-56	84-91, 159-164

27	Describe the bank’s policies related to impaired loans and renegotiated loans.	-	-		159, 164

28	Provide reconciliations of impaired loans and the allowance for credit losses.	12, 52-53	-	-	89, 162

29	Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions.	-	-	35-48	84-85, 91

30	Provide a discussion of credit risk mitigation. • Information on credit and counterparty risk management and collateral management.	-	-	16, 32, 44	84-85, 169, 175, 205-206

Other Risks

31	Describe other risks and discuss how each is identified, governed, measured and managed.	-	-	-	80, 106-113

32	Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred.	-	-	-	106-113

BMO Financial Group Second Quarter Report 2021 42

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2020 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 26, 2021, at 8 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 1365804#. A replay of the conference call can be accessed until Saturday, June 26, 2021, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9195676#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

February 2021: $104.71

March 2021: $112.46

April 2021: $117.16

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2020 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2020 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

67 BMO Financial Group Second Quarter Report 2021